

2023
PROXY STATEMENT

Annual Meeting
May 16, 2023
10:00 a.m., CDT

This is Middleby

Middleby is a world leader in delivering advanced innovation and solutions for commercial, residential, and industrial foodservice. The company is proud to be built on trusted, long-standing relationships with industry partners, employees and shareholders.

We are committed to delivering new, innovative solutions to the markets we serve, which are quickly evolving in all three of our business segments. These innovations deliver speed, versatility, automation, safety, energy savings and other sustainable and green operating benefits to our customers.

While we are dedicated to our global customer base, Middleby also prioritizes connecting with the communities where we live and work through philanthropic efforts and sustainable initiatives. We endeavor to set the standard for tomorrow, with a goal of serving excellence in everything we do today.



Commercial Foodservice

Middleby is the worldwide leader in innovative solutions for commercial foodservice. We develop and manufacture advanced cooking, warming, beverage and cooling equipment, along with innovative IoT and robotics solutions to enhance operations for commercial foodservice operators. Middleby brands can be found in a wide array of foodservice businesses, including quick service, fast casual, pizza, ghost kitchen, casual and fine dining establishments, grocery and convenience stores and institutional commissaries and stadiums.



Residential

Middleby is a global leader in premium kitchen appliances and outdoor cooking solutions for consumer home use. Middleby Residential brands are highly respected and in use worldwide, and our residential kitchen offerings bring the latest innovation and design to both classic and contemporary kitchens. The Middleby Outdoor cooking brands address current consumer trends and deliver advanced cooking technologies to the outdoor grilling enthusiast.



Food Processing

Middleby develops innovative, industry-leading solutions for industrial protein processing, high-volume baking, packaging and other specialty areas where automated and large scale food production is required. With a broad offering of highly respected brands and advanced technologies, Middleby has the ability to fully integrate a wide array of solutions to deliver efficiency, flexibility, quality and consistency.

MIDDLEBY

May 16, 2023
10:00 a.m., CDT

Virtual Meeting
www.virtualshareholdermeeting.com/MIDD2023

NOTICE
of Annual Meeting
of Stockholders

The Annual Meeting of Stockholders of The Middleby Corporation will be held for the following purposes:

AGENDA

1. To elect seven directors to hold office until the 2024 Annual Meeting.
2. To approve, on an advisory basis, the compensation of our executive officers.
3. To approve, on an advisory basis, the frequency of holding an advisory vote on compensation of our executive officers.
4. To ratify the selection of Ernst & Young LLP as Middleby's independent public accountants for the fiscal year ending December 30, 2023.
5. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

RECORD DATE :

March 17, 2023

By Order of the Board of Directors
Martin M. Lindsay
Chief Risk and Administration Officer, Treasurer and Secretary

WHO MAY VOTE:

Your vote is important to us. Even if you plan to attend the Annual Meeting virtually, we urge you to return your proxy promptly. For more information about how to vote, please see "*Information About the Annual Meeting*," which begins on page 53.

HOW TO ATTEND:

To attend and register for the virtual meeting, please see "*Information About the Annual Meeting*," which begins on page 53.

DELIVERY OF ANNUAL MEETING MATERIALS:

The Notice of Internet Availability of Proxy Materials, this Proxy Statement, and Middleby's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, are being distributed or made available to stockholders on or about March 31, 2023.

We are holding the Annual Meeting virtually. In order to attend and participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction card. You may also ask questions, vote online, and examine our stockholder list during the meeting by following the instructions provided at www.virtualshareholdermeeting.com/MIDD2023 during the Annual Meeting. A list of stockholders entitled to vote at the annual meeting will be available for stockholders as of the record date upon request by sending an email to legal@middleby.com.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.



INTERNET
Visit the website on your proxy card.



BY TELEPHONE
Call the telephone number on your proxy card.



BY MAIL
Sign, date and return your proxy card in the enclosed envelope.



IN PERSON
Attend the annual meeting virtually. See page 53 for instructions on how to attend.

TABLE OF
CONTENTS

Proxy Summary

THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION FROM THIS PROXY STATEMENT, BUT DOES NOT CONTAIN ALL THE INFORMATION THAT YOU SHOULD CONSIDER. PLEASE READ THE ENTIRE PROXY STATEMENT BEFORE VOTING YOUR SHARES. FOR MORE COMPLETE INFORMATION REGARDING MIDDLEBY'S 2022 PERFORMANCE, PLEASE REVIEW OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.



WHEN
Tuesday, May 16, 2023, at 10:00 a.m. (CDT)



WHERE
Virtual Meeting
www.virtualshareholdermeeting.com/MIDD2023



RECORD DATE
March 17, 2023

Meeting Agenda

The matters we will act upon at the Annual Meeting are:

Proposal		Board voting recommendation	Where to find more information
1	Elect seven directors for a one-year term	✓ **FOR** all nominees	Page 12
2	Approve, on an advisory basis, the compensation of Middleby's named executive officers	✓ **FOR**	Page 26
3	Approve, on an advisory basis, the frequency of holding advisory vote on compensation of Middleby's named executive officers	✓ **ONE YEAR**	Page 50
4	Ratify the selection of Ernst & Young LLP as Middleby's independent registered public accounting firm for fiscal year 2023	✓ **FOR**	Page 51

What's New?	We continue to expand our robust information security training and compliance program for all new and existing employees. Our Audit Committee oversees the Company's cybersecurity and information security program and receives periodic updates from senior management on cybersecurity and information security matters.
	We amended our Nominating and Corporate Governance Committee Charter to include an updated description of its ESG responsibilities.
	We included our non-employee directors in our Stock Ownership Guidelines, further aligning the interests of the Board and senior management with those of our stockholders.
	We continue to evolve our discussion of environmental, social and governance initiatives in this document.
	We hope our proxy statement continues to demonstrate our commitment to transparency and responsiveness to the expectations and needs of all of our stakeholders.

Director Nominees

Name	Occupation	Age	Director since	Independent	Committees
Sarah Palisi Chapin	Principal of Chapin Creative, LLC	61	2013	⊘	• Nominating and Corporate Governance (chair) • Compensation
Timothy J. FitzGerald	Chief Executive Officer of The Middleby Corporation	53	2019		
Cathy L. McCarthy	President and Chief Executive Officer of Cross Tack Consulting, Inc.	75	2015	⊘	• Audit (chair)* • Nominating and Corporate Governance
John R. Miller III	Chairman and Chief Executive Officer of EOP, Inc.	82	1978	⊘	• Compensation (chair) • Nominating and Corporate Governance
Robert A. Nerbonne	Former CEO and President of multiple commercial foodservice equipment companies; Retired Executive Vice President of Cooper-Atkins Corporation	65	2019	⊘	• Nominating and Corporate Governance
Gordon O'Brien **Chairman of the Board**	Managing Partner at Cannon Capital	57	2005	⊘	• Audit* • Compensation
Nassem Ziyad	Executive Chairman of Ziyad Brothers Importing	57	2017	⊘	• Audit • Compensation

Audit Committee Financial Expert

2023 BOARD NOMINEE HIGHLIGHTS

Directors	Independent	Committees	Attendance
7	**6**	**3**	**98%**



Age — **63** Average
- 2 — 66 and older
- 1 — 50-55
- 2 — 56-60
- 2 — 61-65

Tenure — **9** Average
- 2 — >9 years
- 2 — 0-3 years
- 1 — 4-5 years
- 2 — 6-9 years

Board Diversity Matrix as of March 18, 2023

	Female	Male
Total Number of Directors	7	
Part I: Gender Identity		
Directors	2	5
Part II: Demographic Background		
Asian	0	2
Hispanic or Latinx	0	1
White	2	4
Two or More Races or Ethnicities*	0	2

* One male Board member self-identifies as Asian and Latinx and a second male Board member self-identifies as Asian and White.

2022 Performance

Middleby Segments

The following graphics show how our business revenue is distributed in terms of segments and geography.

Segment Revenues



14.2% Food Processing

59.8% Commercial

26.0% Residential

Sales by Geographic Region



6.6% Asia

19.0% Europe and Middle East

71.4% United States and Canada

3.0% Latin America

Net Revenue
(in millions)



Year	Value
2022	$4,033
2021	$3,251
2020	$2,513
2019	$2,959
2018	$2,772

Free Cash Flow
(in millions)



Year	Value
2022	$265
2021	$383
2020	$504
2019	$331
2018	$333

Adjusted EPS
(in dollars per share)



Year	Value
2022	$9.10
2021	$7.94
2020	$4.96
2019	$7.02
2018	$6.35

Adjusted EBITDA
(in millions)



Year	Value
2022	$853
2021	$713
2020	$484
2019	$638
2018	$569

Adjusted EPS, Adjusted EBITDA, and Free Cash Flow are not prepared in accordance with generally accepted accounting principles in the United States (GAAP). For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures and insight into how these non-GAAP measures are considered by management, please see Annex A.

Proforma Free Cash Flow for 2021 is $315 million, excluding the termination fee received, net of taxes and deal costs of approximately $68 million.

References throughout this document to EBITDA are references to Adjusted EBITDA, as such term is further described in Annex A.

Transformative Strategic Growth Initiatives



Transformative Strategic Growth Initiatives

1 · Strengthened Commercial Beverage Adding Leading Global Brands
Acquisitions of Icetro and Kloppenburg expanded Middleby ice offerings while Marco Beverage added award-winning coffee and beverage dispense innovation. These additions broadened Middleby Beverage product offerings and global reach.

2 · Enhanced Industrial Packaging Business
A new, state-of-the-art facility dedicated to industrial packaging debuted with a goal of increasing capacity and driving production efficiencies. Highly respected CP Packaging brand and their innovative solutions joined the group.

3 · Evolved European Strategy, Strengthened Market Presence
Added talent and enhanced the sales structure to best serve existing customers and grow targeted geographies in the European market. The Middleby Innovation Kitchen in Madrid was built in 2022 and debuted in early 2023 to serve Europe.

4 · Accelerated Strategic Investments in Innovation, Technology and Automation Solutions
Trends continue to quickly evolve and Middleby developed solutions to meet customer needs including labor challenges, speed of service, automated equipment and menu flexibility. Investments continue in IoT, robotics and other innovations. Furthered offerings and capabilities in advanced controls, IoT, robotics and automation solutions, positioning Middleby as a leader of emerging technologies in foodservice.

5 · Progressed Our Go-To-Market Sales Transformation
Executed on strategic sales process initiatives, adding digital sales tools, investing in state-of-the-art demonstration centers, aligning and deepening channel partner relationships, further developing culinary capabilities, and embarking on expanded service capabilities.

6 · Implemented Strategic Pricing, Operational and Supply Chain Initiatives
With a goal of expanding EBITDA margins in an inflationary environment, Middleby engaged strategic pricing on its innovative product line while gaining operational efficiencies and executing on proactive supply chain programs.

7 · Broadened Portfolio of Sustainable Marketplace Solutions
All three Middleby business platforms introduced new solutions focusing on ventless and electric solutions for the home and commercial kitchen. While the products contribute to decarbonization efforts, they also deliver cost savings.

8 · Expanded Global Reach in High Growth Markets
Business expansion and acquisitions allowed Middleby to enter new global markets and expand its footprint in existing ones. Asian facilities were expanded and new products developed to better serve their markets and integrated new Middleby brands.

Strategic Developments

Transformative Growth Strategy

We completed eight acquisitions in 2022 adding four brands in commercial foodservice and four brands to our food processing platform. We enhanced our presence in commercial beverage with our acquisitions of Icetro, Kloppenberg, Marco and Hydra Rinse. We enhanced our offerings in food processing by adding meaningful technologies that broadened our portfolio and expand our global reach. Proxaut brings automation to industrial applications. CP Packaging is an innovative packaging leader. Colussi Ermes provides advanced washing solutions. Escher is a highly-respected industrial mixing brand.

The Middleby Innovation Kitchens ("MIK"), based in the Dallas area, has hosted nearly 10,000 visitors to date and has a significant backlog of future appointments. The MIK is a 40,000-square foot facility with 15 live cooking vignettes and more than 180 pieces of Middleby foodservice and beverage technology. In 2022, the MIK Madrid was built to serve Europe and opened in early 2023.

Middleby's Continued M&A Focus

Middleby has completed 25+ transactions since the beginning of 2019, investing in key technology initiatives and trends, while enhancing our capabilities across all three business segments.



Strategic Investment Themes

Automation, IoT and Digital Controls / Beverage Platform Expansion / Food Processing Full-Line Solutions
Outdoor Residential Equipment / Ventless Cooking / International Expansion

Technology Innovations

We continued to focus on longer-term initiatives and technology tied to emerging and accelerating trends.

- Automation and labor reduction solutions for the commercial kitchen
- Broadening offerings across our beverage platform
- Introduction of new electric, induction and ventless products to the market
- Open Kitchen IoT for energy and labor savings and data management
- Advancements in processing technology resulting in labor savings
- More than 250 new product introductions over five years
- The MIK and Dallas Residential Showroom successfully hosting thousands of guests and MIK Madrid opened in early 2023

Continued Focus on Enhanced Sales Processes

We prioritize continuing to engage and educate current and new end users of our products.

- Offered customers and partners active training and demonstrations on live equipment with culinary professionals

- Constructing a new state-of-the-art residential showroom in the Chicago Merchandise Mart to educate residential dealers and serve customers opening in 2023
- Built momentum through structured programs for hundreds of consultants and designers at the MIK in both the residential and commercial platforms
- Formed a deeply experienced internal team and program to serve our commercial foodservice dealer community
- Introduced enhanced sales tools for our rep partners
- Updated middleby.com website for easier navigation and added chat feature to all Middleby brand websites
- Ongoing investments in digital sales tools and data to reach key customers
- Hosted online webinars to engage and educate customers
- Continued alignment with strategic channel partners

COVID-19 Response

The swift actions we implemented in response to the COVID-19 pandemic to protect our employees, ensure uninterrupted service to our customers, and aggressively adjust our business and cost structure continue to be essential to our business. We continue to invest in technologies to ensure the safety of our employees, our customers, and their customers.

Our COVID-19 response has resulted in the incorporation of the following business best practices into our ongoing operations:

ANTICIPATING OPERATIONAL RISKS	Our diligent work with our supply chain partners since the onset of the pandemic continues to inform our management of operational risks in 2023. We foresee and plan for challenges with component availability, lead time, costs, and shipping. Our internal supply chain team has enhanced our vendor database, and actively publishes alternative solutions internally to offset the risk of part shortages.
EMPLOYEE SAFETY	We implemented company-wide safety procedures in response to the COVID-19 pandemic. We continuously monitor and adjust these procedures to reflect changes to the current environment and safety recommendations.
CUSTOMER SUPPORT	Access to customer support and technical service, and shipping of service parts and finished goods, remain uninterrupted. Production continues to meet customer demand with minimal disruptions as we balance the health and safety of our employees.

Compensation Highlights

Our executive compensation program strikes a balance of fixed and variable elements with short- and long-term elements. As shown below, in fiscal year 2022, 63% of target compensation for our Chief Executive Officer and 61% of target compensation (on average) for our other Named Executive Officers (the "NEOs") was performance-based and at risk.

As discussed in the Compensation Discussion and Analysis, our executive compensation is a combination of base salary, an annual performance-based cash bonus incentive plan, and long-term equity incentive awards. The short- and long-term incentive programs have distinct performance metrics.

2022 CEO Target Compensation Mix



2022 Other NEOs Target Compensation Mix



Corporate Governance Highlights

We believe that robust corporate governance is critical for making prudent decisions in the long-term interests of stockholders. Below are key elements of our corporate governance practices.

What We Do
✓ Majority vote standard for uncontested director elections
✓ Six out of seven directors are independent
✓ Completely independent Board committees
✓ Separate Chairman and CEO roles
✓ Independent Chairman
✓ Annual stockholder engagement program
✓ Independent reviews by the Board and Audit Committee of the Company's strategy, business, and the related key risks and mitigation activities
✓ Executive sessions at every in-person or virtual Board and committee meeting without management present
✓ Clawback Policy applicable to all executive officers and other covered officers
✓ Confidential, multilingual Anonymous Ethics and Compliance Hotline
✓ The Compensation Committee is advised by an independent compensation consultant
✓ Our Insider Trading Compliance Program expressly prohibits hedging, pledging and short selling Company stock
✓ Comprehensive Sustainability Report refreshed on periodic basis
✓ Annual Board skillset evaluation
✓ Corporate Governance Guidelines
✓ Annual Board and committee self-evaluations
✓ Stock ownership guidelines for executive officers
✓ Refreshed Middleby Code of Conduct and related training and compliance programs
✓ EHS Policy, Equal Employment Opportunity Policy and Human Rights Policy made publicly available on Company website
✓ Supplier Code of Conduct applicable to all suppliers to the Company
✓ Refreshed Annual Code of Conduct training for all employees [NEW]
✓ Stock ownership guidelines for non-employee directors [NEW]
✓ Enhanced disclosure of robust cybersecurity training programs [NEW]
✓ Refreshed Anti-Bribery Policy made publicly available on Company's website [NEW]

What We Don't Do
✗ No golden parachute tax gross-ups for executive officers
✗ No poison pill in place
✗ No stock option repricing without stockholder approval
✗ No excessive perquisites for executive officers
✗ No dividends paid or accumulated on unvested RSUs or PSUs

Proposal No. 1
Election of Directors

The Board has nominated the seven current directors to serve as directors until the 2024 Annual Meeting of Stockholders and until their successors are duly elected and qualified or until their earlier death, resignation, or removal. Each of the nominees has consented to serve as a director if elected. The Board knows of no reason why any nominee would be unavailable to serve, but, in the event of any such unavailability, the proxies received will be voted for any substitute nominees the Board recommends.

How We Select Directors

The Nominating and Corporate Governance Committee ("NCGC") periodically reviews the overall composition of the Board and recommends, if necessary, measures to ensure the Board reflects an appropriate balance of knowledge, experience, skills, expertise, and diversity. This process unfolds in two phases:

STAGE 1

The NCGC periodically evaluates Board succession, including succession planning for Board leadership positions. The NCGC uses the annual Board evaluation and skillset assessment to understand the Board's existing strengths and identify opportunities to improve the Board's overall composition. The NCGC considers this information when selecting qualified Board candidates for succession planning purposes.

STAGE 2

The NCGC recommends potential new director nominees to the full Board for approval.

The NCGC and the Board may apply several criteria in identifying and selecting nominees, including the nominees' professional experience, experience with business segments relevant to the Company, reputation, skillset and other attributes, and how each potential nominee's skillset complements talents already represented on the Board. Given the global and complex nature of our business, the Board also believes it is important to consider diversity of race, ethnicity, age, gender, cultural background, education, and professional experience when evaluating candidates. Accordingly, when evaluating potential new directors, the NCGC has committed to ensuring that the pool of candidates includes underrepresented people of color and candidates of different genders.

The following matrix shows the diversity of relevant skills and experience among our nominees.

	Chapin	FitzGerald	McCarthy	Miller	Nerbonne	O'Brien	Ziyad
Finance and Accounting Experience with financial reporting, capital structure, and complex financial transactions		✓	✓		✓	✓	✓
Environmental, Social and Governance Governance experience gained through board service or senior executive professional experience	✓	✓	✓	✓	✓	✓	✓
Human Capital Management Experience directly managing a large number of employees, oversight of social issues, including diversity and inclusion, and expertise in compensation	✓	✓	✓	✓	✓	✓	
Mergers, Acquisitions & Divestitures Experience with significant corporate transactions	✓	✓	✓	✓	✓	✓	✓
Risk Management Experience identifying, managing and mitigating corporate risks	✓	✓	✓		✓	✓	
Leadership Experience Senior executive experience exhibiting strong critical thinking, verbal communication skills, and contributing to a diverse set of views and thought processes	✓	✓	✓	✓	✓	✓	✓
Global/Multi-Divisional Experience Experience managing a diverse set of operating domestic and international divisions owned by a common parent	✓	✓			✓	✓	✓
Industry Experience Senior management experience in manufacturing, distribution, sales, marketing or other operational roles in the industries in which we compete	✓	✓			✓	✓	✓

The NCGC's policy is to consider any candidate recommended by stockholders by evaluating the needs of the Board and the qualifications of the candidate. The NCGC may establish formal procedures regarding stockholder submission of candidates in the future.

Director Nominees

Sarah Palisi Chapin

Age: 61 **Director since: 2013** **INDEPENDENT** **Committees:** • Nominating and Corporate Governance (chair) • Compensation	**Professional background** Ms. Chapin has been Principal of Chapin Creative, LLC, a business incubation, strategy, and marketing advisory firm, since 2016. For seven years before founding Chapin Creative, she was Chief Executive Officer and a board member of Hail Merry, a marketer and manufacturer of gluten-free, vegan, refrigerated plant ingredient snacks. Earlier in her career, she was Chief Executive Officer, then Chairman, of Enersyst Development Center, an intellectual property development and licensing firm in food processing, vending, and foodservice, from 1995 to 2003. She served as Vice President of Worldwide Business Strategy of Burger King Corporation from 1990 to 1995, including as co-leader for development of Restaurant Services, Inc., Burger King's purchasing coop. She began her career in food service as Director of New Concepts and Engineering for Pizza Hut from 1985 to 1990.

Service on other public boards
- Caribou Coffee Company (2007-2013) (compensation committee chair and nominating and corporate governance committee member)

Service on private boards
- FlowTrans LLC, a liquid food grade tanker transportation and logistics business (since 2021)
- Yummy Spoonfuls, an organic baby and toddler food company (2014-2018)
- Hail Merry, a plant-based food brand (2009-2016)
- PrimeSource Foodservice Equipment Distributors (2002-2012)
- IRM, a data analytics subscription company (1998-2008)
- Enersyst Development Center (1995-2002)

Relevant skills
Ms. Chapin's more than three decades of experience in the food service and food processing industries give her a comprehensive understanding of strategy, franchising, commercial kitchen technology, brand management, product development, marketing, operational excellence, market expansion, and acquisition strategy.

Timothy J. FitzGerald

Age: 53 **Director since: 2019** **Committees:** • None	**Professional background** Mr. FitzGerald has been Chief Executive Officer of Middleby since February 2019. Before assuming that role, he held many positions with Middleby and its principal subsidiary, Middleby Marshall Inc. ("MM"), including Vice President and Chief Financial Officer of Middleby and MM from 2003 to 2019; Vice President and Corporate Controller of Middleby and MM from 2000 to 2003; and Corporate Controller of Middleby and MM from 1998 to 2003. Before joining Middleby, Mr. FitzGerald was an Audit Manager with Arthur Anderson LLP for seven years.

Service on private boards
- Alliance Holdings Inc., a manufacturer of commercial and residential laundry equipment (since 2021)
- Hardinge Inc., a metal machining provider (since 2018)

Relevant skills
Mr. FitzGerald's extensive history at the subsidiary and corporate level of the Company and his day to day leadership as CEO provide the Board with intimate knowledge and an invaluable perspective regarding Middleby's operations, challenges, and business strategy.

Cathy L. McCarthy

Age: 75 **Director since: 2015** **INDEPENDENT** **Committees:** • Audit (Chair) • Nominating and Corporate Governance	**Professional background** Since 2011, Ms. McCarthy has served as President and Chief Executive Officer of Cross Tack Consulting, Inc., a management consulting firm. From 2007 to 2011, Ms. McCarthy served as President and Chief Executive Officer of SM&A, a public company that provides business strategy, competition management, and project management consulting services. Before becoming President, Ms. McCarthy served in various senior executive positions at SM&A, including Executive Vice President, Chief Financial Officer, and Corporate Secretary from 2005 to mid-2007. Prior to SM&A, Ms. McCarthy was Chief Financial Officer of PIA Merchandising, an in-store merchandising company; Giant Group, Ltd., an investment firm; and Wherehouse Entertainment, a major music and video retailer. Ms. McCarthy began her career at Mellon Bank, N.A., where she was Vice President of several lending departments responsible for oversight of highly leveraged and distressed assets and commercial lending.

Service on other public boards
- Rigetti Computing, Inc. (since 2022) (Chairperson of the Board)
- Solta Medical, Inc. (2007-2014)
- SM&A (2007-2008)

Relevant skills
Ms. McCarthy's operating experience as a Chief Executive Officer and a Chief Financial Officer of numerous public and private companies, combined with her extensive background in strategy, mergers and acquisitions, financial reporting, and internal controls, provide the Board with valuable strategy and financial oversight capabilities.

John R. Miller III

Age: 82	**Professional background**
Director since: 1978	Mr. Miller has been Chairman and Chief Executive Officer of Equal Opportunity Publications, Inc.—a pioneer in diversity recruitment with a portfolio of seven national career magazines, a diversity website, an online job board, and Career Expos for women, members of minority groups, and people with disabilities—since 1968. He began his career as a Sales Manager at Procter & Gamble in the Packaged Soap Division.
INDEPENDENT	
Committees:	
• Compensation (chair)	
• Nominating and Corporate Governance	

Service on other public boards
• Director Emeritus of First National Bank of Long Island and its holding company, the First of Long Island Corporation. Served on the Bank board and its holding company for 23 years.

Relevant skills
Mr. Miller's marketing background and extensive experience with diversity and inclusion matters is valuable in Board discussions regarding employee recruitment, human resources policy, new product introductions, and overall marketing strategy.

Robert A. Nerbonne

Age: 65	**Professional background**
Director since: 2019	Mr. Nerbonne was formerly the CEO and President of multiple commercial foodservice equipment companies. He was Executive Vice President of Cooper-Atkins Corporation, a company that manufactures thermometers, timers, and wireless monitoring solutions, from 2014 to 2018. He was a consultant for Cooper-Atkins Corporation from 2012 to 2014. Earlier in his career, Mr. Nerbonne was Chief Executive Officer of Ali Group North America, a manufacturer of equipment for the food service industry, from 2009 to 2011. He was Group President, Americas of Enodis (today Welbilt), and held other senior roles at that company, from 2002 to 2009. Prior to 2002, he held various leadership positions in the commercial food service industry, including President of Pitco from 1988 to 1998, before Middleby acquired that company.
INDEPENDENT	
Committees:	
• Nominating and Corporate Governance	

Service on private boards
• Cooper-Atkins Corporation (2014-2018)

Relevant skills
Mr. Nerbonne's extensive and varied leadership roles within the commercial food service industry, as well as his mergers and acquisition background, provide the Board with valuable insight on how to proactively address market conditions and develop long-term strategy.

Gordon O'Brien

Age: 57	**Professional background**
Director since: 2005	Mr. O'Brien has been Managing Partner at Cannon Capital since 2017. In addition, from 2020 until mid-2022, he served as Chief Investment Officer and Chief Financial Officer at Re:Build Manufacturing, LLC. Before that, he was President of Specialty Finance and Operations of American Capital Strategies from 2008 to 2017, and Principal and Managing Director of American Capital Strategies from 1998 to 2008. Earlier in his career, he was Vice President of Pennington Partners/PENMAN Partners, a private equity firm, from 1995 to 1998.
Chairman since: 2019	
INDEPENDENT	
Committees:	
• Audit (chair)	
• Compensation	

Relevant skills
Mr. O'Brien's extensive experience with capital markets and acquisition strategy, as well as his private equity experience as a director on numerous other boards, is valuable in Board discussions regarding Middleby's capital structure, liquidity needs, and acquisition strategy.

Nassem Ziyad

Age: 57	**Professional background**
Director since: 2017	Mr. Ziyad is Executive Chairman of Ziyad Brothers Importing, a leading distributor and global marketer of a diverse portfolio of ethnic food products, representing multinational customers such as Nestle, Kraft and Bel, founded in 1966. Before assuming that role in 2022, Mr. Ziyad was Chief Executive Officer Chief Operating Officer of Ziyad Brothers Importing since 1983.
INDEPENDENT	
Committees: • Audit • Compensation	

Relevant skills

Mr. Ziyad's extensive experience in marketing, branding, and financial management of food products throughout the world is valuable in Board discussions regarding ethnic food distribution, cross-border trade, global ethnic food trends, brand management, and marketing.

The Board has a policy that requires any director who does not receive a majority of votes cast in an uncontested election to promptly tender a resignation. The NCGC will consider any such resignation and recommend appropriate action to the Board. The Board is required to take formal action on the NCGC's recommendation no later than 90 days following the date of the stockholders' meeting at which the election of directors occurred. The Board will consider the information, factors, and alternatives reviewed by the NCGC and such additional information, factors, and alternatives as the Board deems relevant. Within four business days after the Board decides whether to accept or reject a director resignation, the Company will publicly disclose that decision in a Form 8-K filed with the Securities and Exchange Commission ("SEC"), including an explanation of the process by which the decision was made and, if applicable, the Board's reason(s) for rejecting the tendered resignation.

 ***THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE ABOVE NAMED NOMINEES AS A DIRECTOR OF THE COMPANY***

Governance

This section summarizes the Board's responsibilities and significant policies. For more complete information, see Middleby's Corporate Governance Guidelines, which are available on our website, www.middleby.com, under "Investors—Corporate Governance."

Board Leadership Structure

The Board oversees management's performance to ensure that Middleby operates in an effective, efficient, and ethical manner in order to produce value for our stockholders. To achieve this goal, the Board monitors both the performance of the Company (in relation to goals, strategy, and competitors) and the performance of the Chief Executive Officer, and offers constructive advice and feedback.

Our Corporate Governance Guidelines require the offices of the Chairman of the Board and the Chief Executive Officer to be separate. We believe having an independent director serve as Chairman of the Board best serves the Company and our stockholders, as this leadership structure provides a broader depth of experience that informs strategy, strengthens the Board's integrity and independence, and reduces potential conflicts in the areas of performance evaluation, executive compensation, succession planning, and the recruitment of new directors.

Currently the Board is led by Gordon O'Brien, who has been Middleby's independent Chairman since February 2019. Mr. O'Brien previously served as Lead Independent Director of the Board for nine years. In his capacity as independent Chairman of the Board, Mr. O'Brien is able to focus on and tangibly oversee Middleby's senior management (including the CEO), Board leadership, and governance-related matters, while Mr. FitzGerald, our CEO, is able to exclusively focus on the Company's strategy, day-to-day operations, and financial organizational health. Mr. O'Brien's long-term relationship with Middleby and extensive knowledge of the Company's operating structure and culture provides him with a broad and deep perspective that informs his judgment.

Independence

A majority of Middleby's directors must be "independent" as such term is defined under NASDAQ listing standards. The Board reviews annually the relationships that each director has with the Company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the Company). The Board has determined that every director except Mr. FitzGerald, our CEO, is independent.

Risk Oversight

The Board has responsibility for oversight of risk management. The Board and its committees regularly review information regarding Middleby's credit, liquidity, and operations and other reports that are designed to inform the Board and its committees about how we identify, assess, and manage critical risks and our risk mitigation strategies.

The Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans, Board of Directors compensation, and executive incentive plan design.

The Audit Committee oversees management of financial risks, financial reporting, disclosure requirements, internal controls over financial reporting, credit and liquidity matters, and our operational infrastructure. In addition, the Audit Committee is responsible for cyber risk management, regulatory matters, and compliance programs.

The Nominating and Corporate Governance Committee is responsible for evaluating risk associated with director and management succession planning, overseeing our ESG reporting, maintaining director training programs, and evaluating the Company's environmental, social and governance policies and initiatives.

Management advises the Board about material risks as part of its broader responsibility to keep the Board well informed on all matters of significance to the Company. The Board believes its current leadership structure facilitates this clear delineation of responsibility with respect to risk management. Additionally, maintaining an independent Board with an independent Chairman promotes open discussion and assessment of the Company's ability to manage risk.

The full Board is in regular contact with senior executives regarding the impacts and risks of the COVID-19 pandemic on Middleby's business operations and those of our customers. As the effects of the pandemic have evolved, the Board has reviewed our strategic initiatives, the safeguards that were implemented to increase employee safety, the measures taken to monitor and mitigate supply chain risks, and the development of new products and services designed to mitigate the risks associated with COVID-19.

Annual Board Evaluation and Skillset Assessment

The NCGC coordinates an annual evaluation and skillset assessment of the Board as a whole and of each Board committee. The assessment includes a review of any areas in which the Board or management believe the Board can make a better contribution to the Company. The NCGC utilizes third party experts to conduct skillset assessment in the context of the Company's overall corporate strategy. The NCGC discusses the results of the evaluation and skillset assessment with the full Board and each individual committee. In addition, the results are used to evaluate and determine the characteristics and critical skills required of prospective candidates for election to the Board and to make recommendations with respect to assignments of directors to various committees and leadership positions.

Stockholder Engagement

We believe it is important for our governance process to have meaningful engagement with our stockholders and to understand their perspectives on corporate governance, executive compensation, and other issues that are important to them.

We value opportunities to proactively engage directly with our stockholders on topics of concern or interest, and use that feedback directly to inform our business decision-making process. The Company regularly shares information with stockholders via quarterly earnings releases, investor presentations posted on Middleby's website, and attendance at investor conferences, trade shows, and other industry events.

Beginning in 2019, the Company began to annually engage in an open dialogue with stockholders to ensure leadership was hearing stockholder perspectives regarding our executive compensation practices, ESG practices, and other topics of stockholder interest. We strive to reach out to holders of at least 75% of the Company's common stock and to have meetings with holders of at least 25% of the Company's common stock. These meetings are typically scheduled for the fourth quarter of the year or early in the first quarter of the following year to inform decision-making and priorities for the upcoming fiscal year. Meetings are usually attended by the CFO, the Chief Risk and Administration Officer and the Associate General Counsel.

In January and February 2023, we engaged with stockholders to discuss the Company's ESG initiatives and to request feedback generally from our stockholders. For this outreach program, we contacted Middleby's top 25 stockholders, representing approximately 81% of our total outstanding shares, and conducted meetings or otherwise had correspondence with stockholders representing approximately 59% of our total outstanding shares.

Among other things, we discussed our cybersecurity and climate change disclosure initiatives, and evolution of our ESG practices consistent with the growth of the Company and the expectations of our stakeholders. Our investors encouraged us to continue to expand the breadth and depth of our ESG initiatives, and build upon year-to-year comparisons. Stakeholders also provided thoughtful and helpful recommendations on reporting frameworks and more robust disclosure.

Several stockholders supported the consideration of setting science-based targets for greenhouse gas (GHG) emissions. Several stockholders stated that Middleby should emphasize its sustainable innovation and how its product innovations drive sustainable solutions for its customers.

Our engagement efforts gave us valuable insight that has helped to inform the pathway of our ESG initiatives, our business practices and strategic decision-making. We will continue our stockholder engagement program annually with the goal of evolving our practices to best meet the needs of the Company and our stakeholders.

Director Onboarding and Continuing Education

The Company provides new directors with an orientation program to familiarize them with our business; strategic plans; significant financial, accounting, and risk-management issues; compliance programs; conflicts policies; Code of Conduct; Corporate Governance Guidelines; principal officers; and internal auditors and independent auditors. Board members who have not been associated with a publicly traded company previously also are required to attend public company director education selected by the NCGC.

Every director is expected to participate in continuing educational programs in order to maintain the necessary level of expertise to function as a director. The NCGC requires all standing Board members to maintain membership with the National Association of Corporate Directors ("NACD") and annually arranges for Board members to attend NACD training programs and other corporate governance training initiatives. The Company pays all reasonable expenses relating to continuing director education.

Succession Planning

The Board is responsible for succession planning for the Chief Executive Officer and other executive officers. The Board of Directors and the Chief Executive Officer meet in a private session two times each fiscal year to discuss succession planning, a review of the executive management team, executive development initiatives, and other executive matters. The Chairperson of the NCGC acts as the Chairperson and maintains minutes of these succession planning meetings.

Board Meetings

The Board held three in-person meetings and eight virtual meetings during the fiscal year ended December 31, 2022. Directors collectively had over 98% attendance at full Board meetings and over 96% attendance when including attendance at committee meetings. Executive sessions of the independent directors are held in conjunction with regularly scheduled meetings of the Board and otherwise as deemed necessary. The independent directors met in executive session eleven times without the presence of management.

Directors are expected to physically or virtually attend the annual meeting of stockholders. All of the directors virtually attended the 2022 Annual Meeting of Stockholders.

The independent directors are required, unless waived by the Board, to attend an annual strategic review meeting in the third or fourth quarter each year.

Members of senior management who are not directors may be invited to participate in Board meetings or other Board functions when appropriate. The Board encourages the Chief Executive Officer to bring members of management from time to time into Board meetings to provide insight into items being discussed by the Board, to make presentations to the Board on particular matters, and to ensure the Board has an opportunity to interact with managers who have significant potential.

Committees of the Board

Middleby's Board currently has an Audit Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), a Compensation Committee, and a Nominating and Corporate Governance Committee. The charters for these three committees are available on our website, www.middleby.com, on the "Investors—Corporate Governance" page. All three committees are composed entirely of independent directors. The Board and each committee actively oversees management of risks as discussed further, in "Governance–*Risk Oversight*".

Audit Committee

Members: • McCarthy (Chairperson), O'Brien, and Ziyad **Meetings in fiscal year 2022:** • six times virtually, one time in person	**The Audit Committee is responsible for:** • selecting Middleby's independent auditor; • reviewing the arrangements for and scope of the audit and pre-approving permitted non-audit services; • reviewing the Company's interim and annual financial statements or other results of the audit; • reviewing the Company's internal accounting procedures and controls and the recommendations of the independent auditor; • overseeing cyber risk management, regulatory matters and compliance programs; and • reviewing the external audit process.

The Board has determined that Ms. McCarthy and Mr. O'Brien are "financially sophisticated," as required by NASDAQ Rule 5605(c)(2), and qualify as "audit committee financial experts," as such term is defined in SEC rules. All of the members have been determined by the Board to meet the additional independence criteria for audit committee members set forth in NASDAQ Rule 5605(c)(2).

Compensation Committee

Members: • Miller (Chairperson), O'Brien, Chapin and Ziyad **Meetings in fiscal year 2022:** • five times virtually	**The Compensation Committee is responsible for:** • making recommendations concerning the compensation of the non-employee members of the Board and all executive officers; • administering the Value Creation Incentive Plan, our annual incentive compensation program, including establishing and certifying performance goals; and • administering and making grants to executive officers under the Company's 2021 Long-Term Incentive Plan (the "LTIP").

All of the members of the Compensation Committee have been determined by the Board to be independent as defined under applicable NASDAQ listing standards. There are no compensation committee interlocks.

Nominating and Corporate Governance Committee

Members:	The Nominating and Corporate Governance Committee is responsible for:
• Chapin (Chairperson), McCarthy, Miller, and Nerbonne **Meetings in fiscal year 2022:** • four times virtually	• discussing, reviewing, evaluating, and maintaining a slate of potential director nominees, and recommending potential director nominees to the Board; • administering the annual Board evaluation and skillset assessment process; • maintaining Middleby's director training programs; • developing and recommending to the Board corporate governance principles applicable to the Company; • overseeing succession planning for Board and committee members; • overseeing and reviewing ESG policies and procedures; and • evaluation of the Board and Middleby's executive officers, including with respect to the Board's composition and procedures.

Service on Other Boards

We do not have a policy limiting the number of other public company boards of directors upon which a director may sit. However, the NCGC considers the number of other public company boards and comparable governing bodies on which a prospective nominee or a director is a member. In addition, we expect directors to be fully committed to devoting as much time as necessary to fulfilling their Board responsibilities, both in terms of preparation for, and attendance and participation at, meetings.

Directors must provide prior written notice to the Chairperson of the NCGC before accepting a seat on the board of a public or private entity.

In recognition of the enhanced time commitment associated with membership on a public company's audit committee, the Board has adopted a policy that no member of the Audit Committee may serve simultaneously on the audit committees of more than two other public companies.

Age and Term Limits

We believe the Board operates most effectively with a mix of incumbent directors who have a deep understanding of Middleby and new directors who offer fresh perspectives. The Board does not currently have term limits or a mandatory retirement age.

However, the NCGC and Board consistently evaluates the contributions of individual Board members to the Board and the Company. The NCGC reviews all directors annually before deciding on our nominees.

Stockholder Communications With the Board

Stockholders may contact the Board of Directors about bona fide issues or questions concerning the Company by sending an email to legal@middleby.com or by writing to the Corporate Secretary at the Company's principal executive offices at 1400 Toastmaster Drive, Elgin, Illinois, 60120. Any matter intended for the Board of Directors, or for any individual member or members of the Board

of Directors, should be directed to the email or physical address noted above, with a request to forward the communication to the intended recipient(s). In general, any stockholder communication about bona fide issues concerning the Company delivered to the Corporate Secretary will be forwarded in accordance with the stockholder's instructions.

Related Party Transactions

There have been no material reportable related person transactions since the beginning of fiscal year 2022. The Audit Committee is responsible for reviewing, and approving related person transactions. In fulfilling this responsibility, the Audit

Committee considers whether the transaction would be on fair and reasonable terms no less favorable to the Company than those that would be available in a comparable transaction in arm's-length dealings with an unrelated third party.

Governance Documents

In 2022, Middleby adopted refreshed Stock Ownership Guidelines that apply to all directors and executive officers and refreshed and made publicly available its Anti-Bribery Policy. In 2021, Middleby adopted a refreshed Code of Conduct that applies to all directors, officers, and employees. In 2020, we adopted Corporate Governance Guidelines, which, in conjunction with our Restated Certificate of Incorporation, as amended, Fourth Amended and Restated Bylaws and charters of the Board's committees, constitute the framework of our corporate governance. The Code of Conduct and Corporate Governance Guidelines, as well as the charters for our committees, are available on our website, www.middleby.com, under "Investors—Corporate Governance." We will post any amendment to, or waiver from, the Code of Conduct, on our website.

The following additional documents are available on our website, www.middleby.com, under "Investors—Corporate Governance":

- Conflict Minerals Policy
- Insider Trading Compliance Program
- 2021 Sustainability Report
- Accounting Complaint Procedures
- Clawback Policy
- EHS Policy
- Equal Employment Opportunity Policy
- Human Rights Policy
- Supplier Code of Conduct

Director Stock Ownership Guidelines

Company guidelines require our non-employee directors to own a prescribed amount of Middleby common stock, expressed as five times their annual cash retainer. Unvested time-based restricted stock units ("RSUs") count toward a non-employee director's required holdings. New non-employee directors who have not yet met their stock ownership requirements are required to meet their stock ownership requirements within five years after becoming a non-employee director. Stock options are not counted in the ownership calculation.

As of December 31, 2022, all of our non-employee directors exceeded the minimum stock ownership requirements.

Director Compensation

The Company believes that having highly qualified non-employee directors is critical to our success. Non-employee directors represent the interests of our stockholders, and they contribute their experience and wisdom to guide our Company, our strategy, and our management. The Board believes that compensation for directors should reflect the work required in both their ongoing oversight and governance role and their continuous focus on driving long-term performance and stockholder value.

The Compensation Committee, consisting solely of independent directors, is responsible for reviewing director compensation and considering any changes to how directors are compensated. The full Board reviews the Compensation Committee's recommendations and approves director compensation arrangements.

As described in our proxy statement filed in 2022, in September 2021, the Compensation Committee engaged Aon plc ("Aon"), an independent compensation consultant, to conduct a director compensation assessment using the same peer group that was used to assess executive compensation. In connection with such assessment, effective for fiscal year 2022, the additional cash retainer for chairpersons of the Audit and Compensation

Committees was increased from $20,000 to $25,000 and from $15,000 to $25,000 for the chairperson of the Nominating and Corporate Governance Committee and the annual RSU grant for non-employee directors was increased from $130,000 to $150,000 in grant date value.

In December 2022, the Compensation Committee again engaged Aon to conduct a director compensation assessment using the same peer group that was used to assess executive compensation. The Board compensation assessment analyzed peer company director compensation levels and practices, evaluated the competitiveness of the Company's director compensation program from multiple perspectives relative to the peer group, and described recent market trends in director compensation. Based on Aon's analysis and the Company's long-term performance, the Compensation Committee increased the aggregate value of the annual grant of restricted stock units effective for service in 2023.

Non-employee director compensation for fiscal year 2022 consisted of cash and equity components. The following table shows the compensation structure. Directors do not receive meeting fees.

Type of compensation	How paid	Amount*
Annual retainer for every non-employee director	Cash, paid in quarterly installments	$100,000
Additional retainer for Chairman of the Board	Cash, paid in quarterly installments	$25,000
Additional cash retainer for chairpersons of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee	Cash, paid in quarterly installments	$25,000
Equity for every non-employee director	RSUs awarded in March of each year with a one-year vesting period	Aggregate value of $150,000 based on the price of Middleby's common stock at the close of business on the grant date

* Beginning in fiscal year 2023, equity compensation will be awarded with an aggregate value of $163,000 based on the price of Middleby's common stock at the close of business on the grant date.

Director Compensation for Fiscal Year 2022

The following table shows the annual and long-term compensation for services to the Company performed by the non-employee directors during fiscal year 2022. Mr. FitzGerald's compensation is discussed in the Compensation Discussion and Analysis section of this Proxy Statement. He did not receive any additional compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Sarah Palisi Chapin Nominating and Corporate Governance Committee Chairperson	125,000	150,080	275,080
Cathy McCarthy Audit Committee Chairperson	125,000	150,080	275,080
John R. Miller III Compensation Committee Chairperson	125,000	150,080	275,080
Robert E. Nerbonne	100,000	150,080	250,080
Gordon O'Brien Chairman of the Board	125,000	150,080	275,080
Nassem Ziyad	100,000	150,080	250,080

(1) On March 2, 2022, each non-employee member of the Board was awarded RSUs having a grant date fair value equal to $150,000 on such date pursuant to the LTIP. These RSUs vested on March 2, 2023. The amounts reported in this column reflect the aggregate grant date fair value of the RSUs granted in 2022 computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining these amounts are described in Note 3(o) to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Sustainability

In January 2022, we released Middleby's 2021 Sustainability Report, building upon our ESG disclosures in our inaugural 2019 Sustainability Report. Middleby is uniquely positioned to have a broader impact by developing sustainable equipment solutions for the many customers we touch around the world involved in restaurants and food manufacturing operations and cooking at home. Our financial investments and product innovation efforts are focused on solutions that reduce energy consumption, lessen water usage and food waste, minimize emissions and carbon footprint, and enhance safety. We have built these sustainability objectives into our development and innovation processes, so they are core to our culture. We highlight a few of our most recent product innovations in our 2021 Sustainability Report. We also include enhanced data with respect to energy, greenhouse gas (GHG) emissions, water usage and waste metrics. We look forward to expanding further the metrics we disclose in our next sustainability report as we pivot from enhanced data collection to using that data and its insights to inform business decisions. We intend to publish an updated Sustainability Report in 2023 to demonstrate our commitment to continued environmental, social, and governance initiatives.

Here are some highlights of our recent environmental, social, and governance initiatives. For complete information, please see our most recent Sustainability Report, which is available on our website, www.middleby.com, under "Investors—Corporate Governance."

Environmental Priorities and Management Process

Middleby's environmental priorities are focused on reducing environmental impact to air, water, and land across our footprint and specifically with respect to our customers; improving data analysis and benchmarking to identify opportunities for improvement; identifying and implementing cost-effective and innovative solutions to reduce energy usage; and encouraging more environmentally friendly business practices within our business units. Our management process uses consistent data collection and benchmarking to identify risks, plan management strategies, implement solutions, measure success rates, and adjust systems for continuous improvement across our environmental management activities.

Data collection and reporting were conducted in alignment with the framework used by the Sustainability Accounting Standards Board (SASB) in developing their standards. For purposes of reporting, we selected aspects of the environment that we have control of and can make a meaningful impact on. The three key aspects measured at our operations are Energy Consumption, Greenhouse Gas (GHG) Emissions, Water Usage and Waste Management. These aspects are considered to meet the SASB requirements: they are of interest to investors, are relevant across the industry, have a potential to affect corporate value, reflect stakeholder consensus, and are actionable by Middleby.

Human Capital

We believe Middleby's success is a direct result of the people we employ around the world. When our employees have the best environment, they can be their best. We strive to create a culture that encourages and celebrates collaboration, creativity, and confidence. Ultimately, we want a workplace that enables employees to develop their individual paths toward their career goals and encourages a long-term working relationship with us.

We encourage our employees to present new ideas and empower them to move their ideas forward. We believe that giving our employees autonomy fosters an environment of inclusion and empowerment, and encourages them to recognize that they play a part in Middleby's success.

Employee Safety

Middleby actively promotes a safe workplace for all of our employees around the world because a culture of safety reduces the risk of injury to employees, decreases expenses, and increases production. Each of our manufacturing locations maintains an active safety committee that frequently reviews and assesses the conditions of the local work environment. We invest in safety training, share best practices, and review claim activity to continually minimize employee workplace injuries. We understand that our ongoing efforts to promote a safe environment today will drive long-term sustained improvement to workplace safety across the Company in the future.

Our Recordable Case Rate (work-related injuries per 100 full-time employees) declined from 6.30 in 2017 to 5.11 in 2021. Our Lost Time Incident Rate declined from 1.37 in 2017 to 0.70 in 2019, but increased to 1.77 in 2021. A number of factors contribute to these metrics and trends. The data collected for 2020 and 2021 includes more locations than the data from 2017-19 due to acquisition activity and expansion of locations for existing

Middleby divisions. These metrics were also affected by the impact of COVID and other socioeconomic factors. Middleby uses these metrics to inform decision-making and contribute to the culture of safety companywide.

HEALTH AND SAFETY METRICS



* *Calculated per 100 employees at year-end.*

Diversity

Middleby embraces the diversity of our team members and is committed to providing a safe and productive work environment and multiple, ongoing opportunities for career advancement. We recognize that our diverse workforce enables Middleby to attract the best talent, which makes us better aligned with our customers and able to more creatively and efficiently develop new products. As a global corporation, we embrace and celebrate our differences and endeavor to cultivate an environment where diversity and inclusion are a core value. With this principle firmly in place, Middleby encourages employees to bring their best to work every day.



56%	57%	82	30%
of the Middleby Corporate Team (accounting, tax, finance, internal audit, human resources, and senior administrative professionals) are women	of our Board are women or self-identify as an underrepresented person of color	Number of women who hold the title of Director, Vice President, or President at our US divisions, 7 of whom hold the title of Division President.	Percentage of women in the salaried workforce at US divisions.

Middleby is a corporate partner of the Women's Foodservice Forum (the "WFF") and encourages employees to engage in this organization. The mission of WFF is to increase opportunities for women and cultivate gender-diverse leadership throughout the foodservice industry. Middleby has more than 50 employees across the U.S. who are registered members of WFF, with more than half being director level or above. Membership benefits WFF participants by giving them access to an expert content library, live webinars on timely topics and in-person conferences to educate women and men who support gender diversity in leadership within the foodservice industry. Our employees learn from highly respected and well-known speakers, and at the annual Leadership Conference our team meets and creates a bond through sharing their Middleby experiences. Our goal is to increase membership every year and ensure the program is available to all who have interest in participating.

At the Board level, our Corporate Governance Guidelines provide that when evaluating candidates for nomination as new directors, the Nominating and Corporate Governance Committee will consider (and will ask any search firm that it engages to provide) a set of candidates that includes both underrepresented people of color and different genders. We are committed to continuing to advance upon our diversity and inclusion initiatives.

Community

Middleby recognizes the importance of supporting the communities in which we live and work. The Middleby Cares corporate giving program is structured to support the following initiatives:

- Food Insecurity
- Education Initiatives
- Youth Programs
- Needs for Shelter
- Basic Living Necessities

In 2022, some of the recipients of our cash and in-kind donations included Feeding America, The Red Cross, World Central Kitchen, Habitat for Humanity, and The Boys and Girls Clubs of America.

We encourage each of our locations to participate and volunteer to support local efforts, and impact their communities in a meaningful way. Our operating locations direct their own local philanthropic activities, reflective of their communities.

Executive Officers

The following is a summary of the professional experience of the Company's executive officers. The ages set forth below are as of March 31, 2023.

Name	Age	Professional Background
Timothy J. FitzGerald	53	Mr. FitzGerald's professional biography appears above under Election of Directors.
Bryan E. Mittelman	52	Chief Financial Officer of the Company since February 2019, and Chief Accounting Officer from July 2018 to February 2019. Vice President, Controller at Knowles Corporation from December 2013 to July 2018. Corporate Controller at Morningstar, Inc. from December 2011 to September 2013.
Martin M. Lindsay	58	Chief Risk and Administration Officer, Treasurer and Secretary of the Company since February 2021. Vice President, Treasurer and Secretary of the Company from February 2019 to January 2021. Corporate Treasurer and Assistant Secretary of the Company and MM from February 2002 to February 2019. Assistant Treasurer of the Company and MM from March 1999 to February 2002.
James K. Pool III	51	Chief Technology and Operations Officer of the Company since February 2021. Company Group President and President of TurboChef Technologies, LLC from 2011 to February 2021.
Steven P. Spittle	42	Chief Commercial Officer of the Company since February 2021. Group President of Pitco Frialator and G.S. Blodgett from March 2017 to February 2021. President of Pitco Frialator from April 2015 to May 2017.

Proposal No. 2
Advisory Vote on Executive Compensation

Every year we give our stockholders the opportunity to vote on a non-binding, advisory basis, to approve the compensation of our Named Executive Officers. This proposal is commonly referred to as "Say on Pay." We are asking stockholders to vote FOR the adoption of the following resolution:

"Resolved, the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K of the Securities Exchange Act of 1934, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

This vote is advisory and therefore not binding on the Company, the Compensation Committee or the Board. However, the Board and the Compensation Committee value the opinion of Middleby stockholders. The Board and the Compensation Committee will consider the views of our stockholders expressed through the advisory vote and, based on the results of the vote, the Compensation Committee will evaluate whether any actions are necessary to address stockholder concerns.

As outlined in the Compensation Discussion and Analysis ("CD&A") section that follows, our compensation program is designed to maximize achievement of strategic Company goals based on the following objectives:

- attract and retain executive talent;
- link executive compensation with operating performance;
- align executive long-term compensation with stockholder interests; and
- facilitate a high-growth company strategy.

The Compensation Committee and the Board believe that the policies and procedures articulated in the CD&A are effective in achieving these goals and that the compensation of the Named Executive Officers reported in this Proxy Statement has contributed to the Company's long-term success. The Company encourages stockholders to review the executive compensation section, executive compensation tables and pay versus performance section for complete details of how our executive compensation policies and procedures operate and are designed to achieve the Company's compensation objectives.

Vote Required for Approval; Board Recommendation

The vote of a majority of votes cast at the Meeting is necessary for advisory approval of this proposal. Although this vote is advisory in nature and does not require any action by the Company or the Compensation Committee, the Company strongly encourages all stockholders to vote on this matter.

⊘ *THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT.*

Executive Compensation

Table of Contents

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis ("CD&A") describes the material elements of compensation for the Company's fiscal year 2022 "Named Executive Officers," or NEOs, identified below.

Timothy J. FitzGerald	Chief Executive Officer
Bryan E. Mittelman	Chief Financial Officer
Martin M. Lindsay	Chief Risk and Administration Officer, Treasurer and Secretary
James K. Pool III	Chief Technology and Operations Officer
Steven P. Spittle	Chief Commercial Officer

Executive Summary

We seek to closely align the interests of our Named Executive Officers with the interests of our stockholders. As described in this CD&A, our compensation program features a pay for performance design that rewards our Named Executive Officers for achieving short-term and long-term financial goals.

2022 Highlights and Performance

In 2022, Middleby and its management team delivered record sales and earnings across each of our three business segments despite continued operational challenges from supply chain disruption due to the continuing effects of COVID-19 and other macroeconomic challenges. In order to achieve these strong financial results, Middleby's management continued to apply the same nimble management philosophy that proved effective during a challenging environment in 2020 and 2021. In 2022 and heading into 2023, the management philosophy has not changed, but the issues have evolved to include supply chain constraints as well as current world events that require us to rapidly adjust to changing circumstances.

LONG TERM HISTORY OF CREATING STOCKHOLDER VALUE



$10,000 Compound Investment Growth - 10 Year

Highlights of 2022 Compensation Program

The following chart summarizes the elements of direct compensation paid to our Named Executive Officers in fiscal year 2022.

Compensation element	How paid	Metrics and vesting
Base salary	Cash	Typically based on the Company's current business environment, the individual's level of responsibility and merit within the Company, and peer reference data.
Annual incentive compensation	Cash	The annual incentive compensation program is a performance-based plan that rewards performance against goals for earnings before interest, taxes, depreciation, and amortization ("EBITDA") in dollars ("EBITDA$"), and EBITDA as a percentage of total revenue ("EBITDA%").
Long-term equity incentives	2/3 performance-based performance stock units (PSUs)	The 2022 awards of PSUs will cliff vest, to the extent earned, at the end of a three-year performance period based on continued employment and performance against goals for Enterprise Value Growth (Less Net Debt) per share (50%) and Adjusted EPS Growth (50%). Final awards may be modified (+/- 30%) based on Middleby's TSR compared to TSR for our peer group.
	1/3 time-based restricted stock units (RSUs)	The RSUs will vest in three equal tranches in the following March following each of the three fiscal years of the performance period for the PSUs awarded on the same date, subject to continued employment. Shares underlying the vested RSUs must be held until the end of the three fiscal year period to which they relate.

Stockholder Engagement Following the 2022 Annual Meeting

We actively seek and consider stockholder feedback in designing and managing our executive compensation program, our corporate governance practices, and all other matters of interest to our stockholders. At the 2022 Annual Meeting, support for the Say on Pay proposal was 92%. This level of support affirms our stockholders' support for our compensation practices. After considering the outcome of the advisory vote, the Compensation Committee made no significant changes to the executive compensation program.

In 2022, stockholder feedback continued to be valuable to the Company. This year, we proactively engaged with our stockholders regarding executive compensation and other corporate governance matters throughout the year, as discussed further in "Governance—*Stockholder Engagement.*"

Compensation Objectives and Philosophy

The Company's compensation and benefits programs are influenced by our business culture and are designed to maximize strategic Company goals. The objectives of our compensation program are described below.

Attract and Retain Executive Talent—The Company offers compensation packages that aim to attract and retain qualified executive talent and deliver increasing rewards for extraordinary performance.

Link Executive Compensation with Financial and Operating Performance—The Compensation Committee structures a portion of the compensation for our Named Executive Officers and senior management to vary based on the Company's financial and operating performance in order to drive a sustained increase in stockholder value. In a typical year, a significant portion of an executive's annual compensation is at risk and linked to the achievement of corporate goals that are tailored to the Company's strategic plan.

Link Executive Equity Incentive Compensation with Stockholder Interests—Long-term equity incentive compensation granted to our Named Executive Officers in fiscal year 2022 was divided between performance-based (67%) and time-based restricted stock units (33%) to (i) align our Named Executive Officers' interests with stockholder interests through the shared experience of stock ownership; (ii) tie performance goals and payouts directly to metrics that are critical drivers of financial and operational success, stockholder value creation, and strategic objectives; (iii) enhance the alignment between Company performance and executive pay by weighing the performance-based portion of LTI more heavily than time-based vesting, and (iv) include a time-based component that encourages executive retention and discourages excess risk-taking by executives.

Facilitate a High-Growth Company Strategy—The Company provides incentive compensation that rewards executives for strong growth in earnings, which is expected to generate strong stockholder return. Performance goals are generally consistent with the Company's performance expectations, but are tiered to ensure that awards will increase when Middleby out-performs its performance targets. Likewise, our incentive compensation programs are designed to result in no payouts when Middleby underperforms threshold goals.

Parties Involved in Compensation Decisions

Role of the Compensation Committee

The Compensation Committee, consisting entirely of independent directors, is responsible for establishing, implementing, and monitoring the Company's compensation program and providing input to the Board with respect to management development and succession planning.

The Compensation Committee evaluates the CEO's performance and makes recommendations to the Board with respect to the CEO's compensation based on this evaluation. The Compensation Committee also evaluates the other Named Executive Officers' performance and, either as a committee or together with the other independent directors (as directed by the Board), determines and approves their compensation.

Role of the Compensation Committee's Independent Compensation Consultant

The Compensation Committee has the power to retain independent compensation consultants, legal counsel, or other advisors as it may deem appropriate to assist it in the performance of its duties and responsibilities, without consulting or obtaining the approval of management. The Compensation Committee recognizes the importance of objective, independent expertise and advice in carrying out its responsibilities.

Since November 2017, the Compensation Committee has retained Aon's Human Capital Solutions practice, a part of Aon, as its independent consultant. Aon reports directly to, and is directly accountable to, the Compensation Committee, and the Compensation Committee has the sole authority to retain, terminate, and obtain Aon's advice at the Company's expense. The Compensation Committee selected Aon as consultants because of Aon's public company compensation experience, understanding of compensation governance and access to market competitive data.

With Aon's assistance, the Compensation Committee monitors market compensation practices and developments, as well as the appropriateness of the various components of Middleby's executive pay program. The Compensation Committee believes that obtaining relevant market and benchmark data is very important because it provides helpful context and a solid reference point for making decisions. When making determinations about compensation for our executives, the Compensation Committee also considers corporate and individual performance, any shifts in the current or anticipated future duties and function of the executive officers, the competitive market for executive talent and the overall labor market, and the input of other directors who are not members of the Compensation Committee.

In the past, the Compensation Committee has worked with Aon to: assess our executive compensation philosophy, objectives and components; develop a peer group of companies for compensation comparison purposes; review considerations and market practices related to the design of cash and equity incentive plans and trends in the capital goods industry; review our equity compensation strategy; and review director compensation market practices. For fiscal year 2022 specifically, Aon assisted the Compensation Committee with evaluating the appropriateness of the peer group for alignment with the Company's strategy and business mix, providing CEO and NEO benchmark compensation data, designing our incentive plans, assessing the competitiveness of Board of Director compensation, and understanding developing compensation and governance trends. While the Compensation Committee takes into consideration the review and recommendations of Aon when making decisions about the Company's executive compensation program, ultimately the Compensation Committee makes its own independent decisions about compensation matters.

The Compensation Committee has assessed the independence of Aon pursuant to SEC and NASDAQ rules, considering each of the relevant factors with respect to a compensation consultant's independence. The Compensation Committee also considered the nature and amount of work performed for the Compensation Committee and the fees paid for those services in relation to Aon's total revenues. Aon provides no services to the Company other than its services to the Compensation Committee, has no other ties to management that could jeopardize its fully independent status, and has strong internal governance policies that help ensure it maintains its independence. Aon has conducted a review of its performance, and has prepared an independence letter for the Compensation Committee that provides assurances and confirmation of the consultant's independent status under the standards. None of the Compensation Committee members and none of our executive officers or directors have any personal relationship or other conflicts of interest with Aon.

Role of the CEO

The CEO annually reviews the performance of each executive officer other than himself. For each such executive, this review includes an analysis of actual operating performance versus pre-determined operating performance targets, measures taken to improve efficiency of operations within the executive's area of responsibility, completion of special projects, and an assessment of the executive's commitment to the Company's core operating principles. Based on his review, the CEO develops a recommendation to the Compensation Committee for each executive's annual base salary, annual incentive plan opportunity and the basis for long-term equity-based grants.

The Compensation Committee uses the same methodology to establish the compensation package for the CEO.

Market Factors in Setting Compensation

The Compensation Committee uses comparative compensation information from a relevant group of peer companies as one of several points of reference when setting the compensation of our CEO and other NEOs. The Compensation Committee considers data from the companies in the peer group to compare total compensation and individual compensation elements for our CEO and other NEOs with compensation for officers in comparable positions. The Compensation Committee retains discretion in determining how it will use peer group data. The Committee typically reviews peer company compensation data on an annual basis.

In the third quarter of 2021, with Aon's assistance, the Compensation Committee updated the peer group used to benchmark compensation levels and practices to more closely align with the Company's profile and growth. In updating the peer group, the Committee considered the following criteria: revenue, market capitalization, EBITDA, industry, brand leadership, and international scope. Based on an assessment of the peer group by the Compensation Committee in light of the factors noted above, the Committee determined it would be appropriate to add the following companies to the 2022 peer group ("Peer Group"): AMETEK, Inc., Carlisle Companies Incorporated, Hubbell Incorporated, Ingersoll Rand Inc., Pentair plc, Rockwell Automation, Inc., and The Timken Company. The 2022 Peer Group is summarized below:

AMETEK, Inc.	ITT Inc.
Barnes Group Inc.	John Bean Technologies Corporation
Carlisle Companies Incorporated	Nordson Corporation
Crane Co.	Pentair plc
Dover Corporation	Rockwell Automation, Inc.
Flowserve Corporation	Snap-on Incorporated
Fortive Corporation	The Timken Company
Graco Inc.	Welbilt, Inc.
Hubbell Incorporated	Woodward, Inc.
IDEX Corporation	Xylem Inc.
Ingersoll Rand Inc.	

At the time the Peer Group was developed in 2021, Middleby was positioned slightly below the median based on both market capitalization and revenue.





For fiscal year 2022 compensation purposes, Aon presented the Compensation Committee with data regarding compensation for the NEOs. Aon collected this information from the Peer Group.

Aon compiled compensation data at the 25th percentile, median, and 75th percentile levels from the Peer Group, for base salaries, target annual cash incentive awards, target long-term equity awards, and total target direct compensation for individual executive officer positions. Using this data, the Compensation Committee approved adjustments to 2022 compensation packages for our NEOs to maintain an appropriate level of total compensation in comparison to the market that is consistent with emphasizing pay for performance.

Fiscal Year 2022 Compensation Decisions

The Company's compensation program is generally divided into three elements: base salary, annual cash incentive, and long-term equity-based incentive. We use the mix of these elements to emphasize pay for performance and to recognize the different value brought by individual jobs within the Company. For example, our CEO has the greatest responsibility for the operation and performance of the business and, accordingly, the most potential upside in compensation, but he also has the most compensation at risk, depending on Middleby's financial performance.

Base Salary

Base salary is fixed and provides some stable income since the other elements of our NEOs' compensation packages are at significant risk. Annual base salary levels and any increases are budgeted based on the Company's current business environment and the individual's level of responsibility and merit within the Company.

The base salary of our CEO, Mr. FitzGerald, has remained unchanged since his promotion to CEO in February 2019. For fiscal year 2022, the Compensation Committee approved increases to base salaries of our other NEOs in alignment with market compensation data provided by Aon. Among other factors, the Compensation Committee also recognized additional duties and responsibilities for each position, the importance of retaining key executive talent and the status of the labor market generally.

Named Executive Officer	2021 Base Salary	2022 Base Salary	Percentage Change
Timothy J. FitzGerald (CEO)	$975,000	$975,000	0%
Bryan E. Mittelman (CFO)	$475,000	$500,000	5.26%
Martin M. Lindsay (Chief Risk and Administration Officer, Treasurer and Secretary)	$400,000	$425,000	6.25%
James K. Pool III (Chief Technology and Operations Officer)	$525,000	$550,000	4.76%
Steven P. Spittle (Chief Commercial Officer)	$525,000	$550,000	4.76%

Annual Performance-Based Incentive Program

The Company provides annual performance-based cash incentives pursuant to the Value Creation Incentive Plan ("VCIP"). Under the VCIP, the Compensation Committee can establish performance goals utilizing multiple metrics, with the flexibility to adjust metrics and goals to address changing business needs. The VCIP is intended to provide an incentive for strong performance and to motivate eligible employees toward the highest level of achievement and business results by tying their goals and interests to those of the Company and our stockholders.

In fiscal year 2022, the Compensation Committee approved and implemented an annual cash-based incentive compensation program under the VCIP for all of the NEOs. The annual incentive compensation program for 2022 includes bonus opportunities based upon performance against goals for EBITDA$ and EBITDA% for fiscal year 2022. These metrics, which emphasize different aspects of our performance than the metrics used for the long-term incentive plan, were implemented in part due to prior stockholder outreach, are consistent with leading governance practices, and serve as an effective reference for senior managers when making decisions for their respective operations. The Compensation Committee retains discretion regarding the determination of achievement of the performance metrics.

The following table shows 2022 actual EBITDA$ and EBITDA% as compared to the target EBITDA$ and EBITDA% goals and the corresponding annual performance-based cash compensation for each NEO under the VCIP. Each NEO's target bonus opportunity under the VCIP for fiscal year 2022 was set at 100% of base salary, as set forth below:

2022 ANNUAL PERFORMANCE-BASED CASH INCENTIVE PLAN PERFORMANCE

Performance Metric	Relative Weighting	Threshold	Target	Target+	Maximum	Reported Result	Constant Currency Result	Adjusted Result	Annual Performance-Based Cash Compensation*
EBITDA $ (in millions)	65%	$ 780	$ 813	$ 847	$ 880	$ 853	$ 874	885	
Percentage of Base Salary		33%	65%	98%	130%				130%
EBITDA %	35%	20.0%	20.5%	21.0%	21.5%	21.2%	21.2%	21.48%	
Percentage of Base Salary		18%	35%	53%	70%				69.4%

* When applicable, EBITDA$ and EBITDA% Annual Performance-Based Cash Compensation is calculated based upon the percentage of base salary at the adjusted result, calculated on a linear basis between the performance targets.

For fiscal year 2022, the Compensation Committee determined that the EBITDA$ and EBITDA% performance metrics had results as set forth in the table above. Results were evaluated based on an as reported basis in US dollars and then adjusted for foreign exchange fluctuations to reflect underlying actual results for the year on a constant currency basis. The Compensation Committee determined the EBITDA$ achieved amounted to $873.8 million and the EBITDA% performance amounted to 21.2%. The Compensation Committee exercised discretion to adjust achievement of the performance metrics by taking into account the effects of certain acquisition and other expenses. After adjustment taking into account these factors, the Compensation Committee approved the EBITDA$ and EBITDA% performance metrics as adjusted in the table above, resulting in annual performance-based cash compensation to the NEOs for the EBITDA$ performance metric at 130% of base salary and for the EBITDA% performance metric at 69.4% of base salary. Absent such adjustments, the annual performance-based cash compensation for the NEOs for performance during fiscal year 2022 would have been as follows: Mr. FitzGerald ($1,595,100), Mr. Mittelman ($818,000), Mr. Lindsay ($695,300), Mr. Pool III ($899,800), and Mr. Spittle ($899,800).

Named Executive Officer	Annual Performance-Based Cash Compensation for 2022
Timothy J. FitzGerald (CEO)	$ 1,944,150
Bryan E. Mittelman (CFO)	$ 997,000
Martin M. Lindsay (Chief Risk and Administration Officer, Treasurer and Secretary)	$ 847,450
James K. Pool III (Chief Technology and Operations Officer)	$ 1,096,700
Steven P. Spittle (Chief Commercial Officer)	$ 1,096,700

Equity-Based Incentive Compensation

We believe that our LTI structure is consistent with leading governance practices, serves as an effective reference for senior managers when making decisions for their respective operations, and further aligns management with stockholder interests.

The following table summarizes the legacy LTI program and the changes adopted starting in 2020. The LTI award granted to the NEOs in fiscal year 2022 contained all of the features of the current LTI program described above and summarized below.

Component	Current LTI Practices (Adopted Starting in 2020)
Award Type	Performance-based PSUs (2/3 weight) Time-based RSUs (1/3 weight)
Award Timing	LTI awards made annually
Term	Three years
Performance and Vesting Period	Time-based awards: ratable over three years, but must be held until the end of the three fiscal year period to which they relate Performance-based awards: cliff vest to the extent earned, at the end of the three-year performance period
Performance Criteria	Adjusted EPS Growth (50% weight) Enterprise Value Growth, (Less Net Debt) (50% weight) per share
TSR Modifier	● Vested performance shares increase by 30% for three-year TSR performance that is at or above the 75th percentile versus the Peer Group ● Vested performance shares are unchanged for three-year TSR performance that is between the 25th and 75th percentile versus Peer Group ● Vested performance shares decrease by 30% for three-year TSR performance that is at or below the 25th percentile versus the Peer Group

2022 Long-Term Equity Incentive Awards

In May 2022, the Compensation Committee approved LTI equity awards to our Named Executive Officers consisting of performance-based PSUs (66.7% of target LTI value) and time-based RSUs (33.3% of target LTI value). The performance period for the performance-based PSUs covers fiscal years 2022, 2023 and 2024, and vesting, if any, will be approved by the Compensation Committee in the first quarter of fiscal year 2025. The time-based RSUs will vest, subject to the NEO's continued employment, in equal increments, in March 2023, March 2024 and March 2025. The time-based RSUs must be held until the end of the three fiscal year period to which they relate. All future performance-based equity grants made during our annual grant cycle are currently expected also to have a three-year performance and vesting period.

Target LTI awards for our Named Executive Officers are shown below.

The Compensation Committee sets the grant date target value for LTI awards for our Named Executive Officers other than the CEO. Using market-based long-term equity grant values and incentive plan design information provided by the Compensation Committee's independent compensation consultants as a guide, Mr. FitzGerald recommends to the Compensation Committee awards for our Named Executive Officers (other than himself) and members of senior management.

The Board established Mr. FitzGerald's target LTI award based upon the recommendations of the Compensation Committee. In forming its recommendation, the Compensation Committee reviewed competitive compensation data for the Peer Group provided by Aon and considered other relevant factors.

Executive	Grant date target value of award* ($)	Target performance-based PSUs (#)	Target time-based RSUs (#)
Timothy J. FitzGerald	$ 6,149,936	29,342	14,671
Bryan E. Mittelman	$ 1,600,048	7,634	3,817
Martin M. Lindsay	$ 1,349,932	6,440	3,221
James K. Pool III	$ 1,999,955	9,542	4,771
Steven P. Spittle	$ 1,999,955	9,542	4,771

* The Compensation Committee determined the number of PSUs and RSUs to grant based on the price of Middleby common stock on May 15, 2022, which was $139.73 per share.

Performance Targets for 2022 LTI Awards

The performance-based PSUs have two primary, equally weighted, metrics: Adjusted EPS Growth and Enterprise Value Growth (Less Net Debt) per share.

Metric	Definition	Rationale
Adjusted EPS Growth	Net Earnings plus the following: amortization, restructuring expenses, acquisition-related inventory step-up charges, facility consolidation expense, net periodic pension benefit other than service costs, one-time restructuring costs, and income tax effect of pre-tax adjustments, with the result divided by shares outstanding.	This is an easily understood metric that is reported in Middleby's earnings releases, that closely aligns with stockholder growth expectations, and that is closely aligned with the valuation of the Company.
Enterprise Value Growth (Less Net Debt) Per Share	Adjusted EBITDA multiplied by a market multiple minus Net Debt, with the result divided by shares outstanding.	This metric closely aligns to stockholder value creation by comprehensively capturing growth and capital efficiency, and incorporating cash flow generation, fluctuation in debt balances, utilization of equity, and changes to total shares outstanding.

Performance targets are set based on management's multi-year forecast of Adjusted EPS Growth and Enterprise Value Growth (Less Net Debt) per share performance. The maximum possible payout is 200% of target, based on our performance against goals for these measures. We do not disclose the targets for Adjusted EPS Growth and Enterprise Value Growth (Less Net Debt) per share due to the competitive harm that could result from this disclosure. However, consistent with stockholder feedback, the performance targets for the performance period that spans fiscal years 2022, 2023 and 2024 reflect rigorous goals that anticipate much stronger growth than we experienced in fiscal years 2020 and 2021 because of the negative impact of the pandemic. The Compensation Committee retains discretion regarding the determination of achievement of the performance metrics.

Once awards are calculated based on Middleby's performance for the three-year performance period ("Pre-TSR Vested Shares"), the Compensation Committee will calculate whether the TSR modifier applies. If Middleby's TSR for the three-year performance period is at or above the 75th percentile versus the Peer Group, the final grants to our Named Executive Officers will equal the number of Pre-TSR Vested Shares multiplied by 130%. Conversely, if Middleby's TSR for the three-year performance period is at or below the 25th percentile versus the Peer Group, the final grants to our Named Executive Officers will equal the number of Pre-TSR Vested Shares multiplied by 70% (meaning that there is a negative adjustment of 30%). Final awards will equal the number Pre-TSR Vested Shares if Middleby's TSR for the three year performance period falls between the 25th and 75th percentiles versus the Peer Group.

Time-Based RSUs; Holding Period

The time-based LTI awards vest ratably over three years, so long as the recipient is still employed by the Company. However, the shares underlying the vested RSUs may not be sold or otherwise transferred until the associated performance-based PSUs vest (or fail to vest based on performance). The TSR modifier will not affect the number of time-based RSUs that vest.

Vesting of Equity Incentive Awards for 2021-2022 Performance Period

On December 31, 2020 (with respect to Messrs. FitzGerald, Mittelman and Lindsay) and February 15, 2021 (with respect to Messrs. Pool and Spittle), the Company granted performance-based PSU and time-based RSU awards to the NEOs. The performance-based component of the award provided that a portion of the award, up to the maximum number of shares subject to the award, would be earned at the end of a two-year performance period based on the achievement of a multi-year forecast in Adjusted EPS Growth and Enterprise Value Growth (Less Net Debt) per share (as certified by the Compensation Committee in early 2023). The

two-year performance period for these awards began on January 3, 2021 and ended on December 31, 2022. The time-based RSU component vested in 1/2 increments on each of March 1, 2022 and March 1, 2023, subject to continued employment on each such date.

Two-Year Performance Period for 2021-2022

The aggregate maximum number of performance-based PSUs that were eligible to vest over the two-year performance period ended December 31, 2022 (after including the +-25% TSR modifier) equaled 54,165 for Mr. FitzGerald, 12,500 for Messrs. Mittelman and Lindsay, 14,165 for Mr. Pool and 13,335 for Mr. Spittle. The performance criteria for the Adjusted EPS Growth and Enterprise Value Growth (Less Net Debt) per share performance metrics is the growth achieved over the base year as compared to the average of the results for each year in the performance period. The following chart illustrates the percentage of awarded PSUs that were eligible to vest at various levels of Adjusted EPS Growth and Enterprise Value Growth (Less Net Debt) per share achievement over the two-year performance period ending December 31, 2022, prior to adjustment pursuant to the +-25% TSR modifier:

	2 Year Enterprise Value Growth (Less Net Debt) per share		
2 Year Adjusted EPS Growth	**20% (threshold)**	**30% (target)**	**60% (max)**
15% (threshold)	25%	75%	125%
25% (target)	75%	100%	150%
50% (max)	125%	150%	200%

For the two-year performance period ended December 31, 2022 the Compensation Committee determined that the Adjusted EPS Growth and Enterprise Value Growth, (Less Net Debt) Per Share performance metrics were 76% and 75%, respectively, and that the TSR performance metric was between the 25th and 75th percentiles. Accordingly, the Compensation Committee approved vesting of the PSUs for the 2021-22 performance period at 200% of target. Shares vested for each NEO as set forth in the chart below.

Named Executive Officer	Vested Performance-Based PSUs
Timothy J. FitzGerald (CEO)	43,332
Bryan E. Mittelman (CFO)	10,000
Martin M. Lindsay (Chief Risk and Administration Officer, Treasurer and Secretary)	10,000
James K. Pool III (Chief Technology and Operations Officer)	11,332
Steven P. Spittle (Chief Commercial Officer)	10,668

The number of shares of time-based RSUs that were awarded to the NEOs on December 31, 2020 (with respect to Messrs. FitzGerald, Mittelman and Lindsay) and February 15, 2021 (with respect to Messrs. Pool and Spittle) totaled 15,000 shares to Mr. FitzGerald, 2,500 shares to each of Messrs. Mittelman and Lindsay, 2,834 shares to Mr. Pool and 2,666 shares to Mr. Spittle. 1/2 of these awards vested on March 1, 2023.

Stock Ownership Guidelines

Company guidelines require our Named Executive Officers to own a prescribed amount of Middleby common stock, expressed as a multiple of their respective base salaries. The base salary multiples are set by the Compensation Committee at levels consistent with the individual's level of responsibility within the Company. Unvested time-based RSUs count toward an executive's required holdings, but unvested performance-based equity does not. Any covered executives who have not yet met their stock ownership requirements are required to retain 50% of all net shares (post tax) that vest until the minimum share ownership requirement is achieved. Stock options are not counted in the ownership calculation.

As of December 31, 2022, all of our Named Executive Officers exceeded the minimum stock ownership requirements, as shown below.



Clawback Policy

The Company maintains a Clawback Policy, which requires reimbursement or forfeiture of all or a portion of any incentive compensation (which includes annual bonuses and other short- and long-term cash incentives, stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units) received by a current or former executive officer during the preceding three completed fiscal years in the event that:

(a) the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under securities law, and

(b) the restated result indicates that an executive officer received additional incentive compensation based on the erroneous data.

The Company is entitled to recover the amount of excess incentive compensation paid to any executive officer over the incentive compensation that would have been paid to the executive officer had it been based on the restated results, as determined by the Board.

Middleby is reviewing the final clawback rule adopted by the SEC that implements the applicable provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act and NASDAQ's related proposed listing standard, in each case relating to recoupment of incentive-based compensation. Middleby will update its Clawback Policy in accordance with the new listing standard when the new listing standard becomes final.

Additional Compensation Information
Derivatives Trading, Hedging and Pledging

Pursuant to our Insider Trading Compliance Program, all employees, officers, and directors are prohibited from engaging in any speculative transactions in Middleby stock, including engaging in short sales; transactions involving put options, call options, or other derivative securities; or any other forms of hedging transaction, such as collars or forward sale contracts, designed to decrease the risks associated with holding Middleby

stock, except in certain circumstances that must be pre-cleared with the Company's insider trading compliance officers.

Post-Employment Benefits

The Company provides certain limited post-employment benefits, as described under "*Potential Payments Upon Termination or Change in Control.*"

Limited Perquisites

Our Named Executive Officers and senior executives receive only limited perquisites. Middleby does not offer our NEOs automobile allowances, club memberships, or other professional fee reimbursements.

Employment Agreements

To attract and retain highly skilled executives and to provide for certainty regarding rights and obligations, the Company has historically provided employment agreements to our Chief Executive Officer and certain other executive officers. None of the NEOs other than Mr. FitzGerald have an employment agreement with the Company. For more information, see "*Employment Agreement with Timothy J. FitzGerald.*"

Risk Assessment Regarding Company Compensation Program

The Compensation Committee is committed to ensuring that none of Middleby's compensation policies and practices—particularly the performance-based compensation—pose excessive risks. The Compensation Committee, together with the Chairperson of the Audit Committee and executive management, has considered the risks arising from the Company's compensation policies and practices and concluded that those policies and practices are not reasonably likely to have a material adverse effect on the Company. In particular, the Compensation Committee determined that Middleby's executive compensation program includes several "risk mitigating" elements, such as a Clawback Policy, stock ownership requirements for our NEOs and other senior executives, substantial time-based components in the total compensation mix, the use of multiple performance metrics in our incentive plans, and limitations on the payouts that can be earned through the incentive plans.

Report of the Compensation Committee of the Board of Directors

The Compensation Committee, consisting entirely of independent directors, reviewed and discussed the above Compensation Discussion and Analysis with the Company's management. Based on this review and discussion, the Compensation Committee recommends to the Company's Board that the CD&A be included in these proxy materials.

The Compensation Committee:
John R. Miller III, Chairman,
Gordon O'Brien, Sarah Palisi Chapin and Nassem Ziyad

Executive Compensation Tables

Summary Compensation Table for Fiscal Year 2022

The following table sets forth information concerning the annual and long-term compensation for services to the Company in all capacities received by the following individuals, who are collectively referred to as the Company's "Named Executive Officers" for fiscal year 2022: the Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers. The table covers compensation for fiscal years 2020, 2021, and 2022 to the extent the individuals listed were Named Executive Officers in those years.

	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension ($)	Other ($)	Total ($)
Timothy J. FitzGerald *Chief Executive Officer*	2022	975,000	—	6,465,950	0	1,944,150	0	16,945[2]	9,402,045
	2021	975,000	—	6,678,831	—	1,736,719	—	16,445	9,406,995
	2020	975,000	—	4,363,011	—	—	—	7,182	5,345,193
Bryan E. Mittelman *Chief Financial Officer*	2022	500,000	—	1,682,266	—	997,000	—	12,041[3]	3,191,307
	2021	475,000	275,000	1,431,175	—	846,094	—	12,093	3,039,362
	2020	425,000	—	1,006,850	—	—	—	6,042	1,437,892
Martin M. Lindsay *Chief Risk and Administration Officer, Treasurer and Secretary*	2022	425,000	—	1,419,290	—	847,450	—	11,130[4]	2,702,870
	2021	400,000	225,000	1,335,749	—	712,500	—	8,359	2,681,608
	2020	350,000	—	1,006,850	—	—	—	6,177	1,363,027
James K. Pool III *Chief Technology and Operations Officer*	2022	550,000	—	2,102,723	—	1,096,700	—	8,666[5]	3,757,839
	2021	525,000	—	2,870,119	—	935,156	—	8,363	4,338,638
Steven P. Spittle *Chief Commercial Officer*	2022	550,000	—	2,102,723	—	1,096,700	—	12,525[6]	3,761,698
	2021	525,000	—	2,799,526	—	935,156	—	2,006	4,261,688

(1) The amounts reported in the "Stock Awards" column of the table reflect the fair value on the grant date of equity awards granted to certain of our NEOs determined in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718, excluding the effect of estimated forfeitures. For time-based RSUs, fair value is computed by multiplying the total number of shares subject to the award (or target number of shares, if applicable) by the closing price per share of our common stock as reported on the date of grant. For the PSUs, fair value has been calculated based on the probable outcome of the applicable performance conditions and a Monte Carlo simulation valuation model. The closing trading value of our common stock was $139.73 per share on May 15, 2022. The fair value on the grant date of the PSUs granted to our NEOs during 2022 based upon the maximum possible level of achievement under such awards would be $8,831,940 for Mr. FitzGerald, $2,297,834 for Mr. Mittelman, $1,938,440 for Mr. Lindsay, $2,872,142 for Mr. Pool, and $2,872,142 for Mr. Spittle. Refer to the footnotes to the Grants of Plan-Based Awards table for the assumptions made when calculating the grant date fair values of the fiscal year 2022 grants of RSUs and PSUs.

(2) All other compensation amounts in 2022 for Mr. FitzGerald include a $1,375 Company contribution to a health savings account, $2,070 in Company-paid life insurance premiums, and a 401(k) Company matching contribution of $13,500.

(3) All other compensation amounts in 2022 for Mr. Mittelman include a $1,375 Company contribution to a health savings account, $2,070 in Company-paid life insurance premiums, and a 401(k) Company matching contribution of $8,596.

(4) All other compensation amounts in 2022 for Mr. Lindsay include a $1,375 Company contribution to a health savings account, $3,870 in Company-paid life insurance premiums, and a 401(k) Company matching contribution of $5,885.

(5) All other compensation amounts in 2022 for Mr. Pool may include a $1,375 Company contribution to a health savings account, $2,070 in Company-paid life insurance premiums, and a 401(k) Company matching contribution of $5,221.

(6) All other compensation amounts in 2022 for Mr. Spittle include a $1,375 Company contribution to a health savings account, $900 in Company-paid life insurance premiums, and a 401(k) Company matching contribution of $10,250.

Employment Agreements with Named Executive Officers

Timothy J. FitzGerald

On March 10, 2022, the Company and MM entered into an employment agreement with Mr. FitzGerald. This employment agreement supersedes his previous employment agreement and memorializes Mr. FitzGerald's current base salary of $975,000 (which remains unchanged since his promotion to CEO in 2019) and his eligibility to participate in the Company's management incentive programs. The initial term of such employment agreement ends on December 31, 2024 and may be extended automatically if notice of non-renewal is not provided.

The terms of the employment agreement relating to the termination of Mr. FitzGerald's employment are discussed below under the heading "Potential Payments Upon Termination or Change in Control."

Any summaries of Mr. FitzGerald's employment agreement are qualified in their entirety by reference to the employment agreement, which is filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Grants of Plan-Based Awards in Fiscal Year 2022

The following table sets forth information concerning cash incentive opportunities and grants of RSUs and PSUs made to our NEOs during fiscal year 2022. The grant dates set forth below indicate the date on which the Board granted the award.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			Other Stock Awards (#)	Other Option Awards	Grant Date Fair Value ($)[2]
		Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)			
Timothy J. FitzGerald										
	[1]	487,500	975,000	1,950,000						
	5/15/22[3][4]				10,270	29,342	76,290			4,415,971
	5/15/22[5]							14,671		2,049,979
Bryan E. Mittelman										
	[1]	250,000	500,000	1,000,000						
	5/15/22[3][4]				2,672	7,634	19,848			1,148,917
	5/15/22[5]							3,817		533,349
Martin M. Lindsay										
	[1]	212,500	425,000	850,000						
	5/15/22[3][4]				2,254	6,440	16,746			969,220
	5/15/22[5]							3,221		450,070
James K. Pool III										
	[1]	275,000	550,000	1,100,000						
	5/15/22[3][4]				3,340	9,542	24,810			1,436,071
	5/15/22[5]							4,771		666,652
Steven P. Spittle										
	[1]	275,000	550,000	1,100,000						
	5/15/22[3][4]				3,340	9,542	24,810			1,436,071
	5/15/22[5]							4,771		666,652

(1) Annual incentive plan award granted pursuant to the VCIP utilizing EBITDA$ and EBITDA% performance metrics.

(2) Represents the fair value on the grant date of equity awards granted to certain of our Named Executive Officers, consistent with the estimate of the aggregate compensation cost to be recognized over the applicable service period determined in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For the RSUs, fair value is computed by multiplying the total number of shares subject to the award by the closing price per share of our common stock as reported on the date of grant. The closing trading value of our common stock was $139.73 per share on May 15, 2022. The dollar amounts for the PSUs are calculated in accordance with FASB ASC Topic 718 and assume payment of PSUs at target using a Monte Carlo simulation valuation model to reflect the impact of the TSR modifier, incorporating the following significant assumptions with respect to the May 15, 2022 grant of (a) a risk-free interest rate of 2.72%, based on the U.S. constant maturity treasury rates commensurate with the expected term; (b) expected dividend yield of 0.0%; (c) expected volatility of 57.6%, based on the historical trading prices of Middleby with look-back periods commensurate with the expected term; and (d) expected term of 2.62 years.

(3)   Represents the PSUs granted on May 15, 2022. Amounts shown in the "threshold" column represent the total number of PSUs that could be earned upon achievement of the performance criteria at the threshold level, including application of a negative 30% TSR modifier and assume continued employment through the applicable vesting dates. Amounts shown in the "target" column represent the number of PSUs that could be earned upon achievement of the performance criteria at the target level and assume continued employment through the applicable vesting dates. Amounts shown in the "maximum" column represent the maximum number of PSUs that could be earned upon achievement of the performance criteria at the maximum level, including application of a positive 30% TSR modifier and continued employment through the applicable vesting dates. Threshold, target and maximum reported numbers in the table above assume potential TSR performance below the 25th percentile for the threshold performance tier, between the 25th percentile and the 75th percentile for the target performance tier, and above the 75th percentile for the maximum performance tier.

(4)   On May 15, 2022, each NEO was granted PSUs that vest based upon Adjusted EPS growth and EV growth per share performance metrics with respect to the performance period commencing on January 2, 2022, and ending on December 28, 2024. Vesting of the PSUs is subject to approval by Compensation Committee following certification of 2024 financial results. The PSUs also feature a TSR mechanism that compares the TSR of the Company to the peer group of the Company as reported in the most recent annual proxy statement. The TSR modifier decreases the number of PSUs that can be earned by 30% for Company TSR performance in the bottom quartile measured against the Company peer group and increases the number of PSUs that can be earned by 30% for Company TSR performance in the top quartile measured against the Company peer group.

(5)   On May 15, 2022, each NEO was granted time-based RSUs that vest one-third on each of March 1, 2023, March 1, 2024, and March 1, 2025, subject to continued employment on each such vesting date.

Outstanding Equity Awards at 2022 Fiscal Year End

The following table sets forth certain information concerning outstanding stock awards held by each of our Named Executive Officers under the LTIP at the end of fiscal year 2022.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Timothy J. FitzGerald	—	—	—	—	—	48,749[3]	6,527,491	—	—
						7,778 [4]	1,041,474	23,334[4]	3,124,423
						14,671[5]	1,964,447	29,342[5]	3,928,894
Bryan E. Mittelman	—	—	—	—	—	11,250[6]	1,506,375	—	—
						1,667[7]	223,211	5,000[7]	669,500
						3,817[8]	511,096	7,634[8]	1,022,193
Martin M. Lindsay	—	—	—	—	—	11,250[9]	1,506,375	—	—
						1,556[10]	208,348	4,666[10]	624,777
						3,221[11]	431,292	6,440[11]	862,316
James K. Pool III	—	—	—	—	—	12,749[12]	1,707,091	—	—
						1,944[13]	260,302	5,834[13]	781,173
						4,771[14]	638,837	9,542[14]	1,277,674
Steven P. Spittle	—	—	—	—	—	12,001[15]	1,606,934	—	—
						1,944[16]	260,302	5,834[16]	781,173
						4,771[17]	638,837	9,542[17]	1,277,674

(1) This column reflects time-based RSUs awarded to certain of our NEOs. This column also reflects PSUs that were outstanding at fiscal year end for which the performance period completed on December 31, 2022 based on their actual performance. Market value is computed by multiplying the total number of shares subject to the award by the closing price of our common stock of $133.90 per share on December 30, 2022 our last trading day of fiscal year 2022.

(2) This column reflects performance-based PSUs awarded to certain of our NEOs. Market value is computed by multiplying the total target number of shares subject to the award by the closing price of our common stock of $133.90 per share on December 30, 2022. The PSUs included in in this column are included assuming target performance levels.

(3) On December 31, 2020, Mr. FitzGerald was awarded (i) 21,666 target number of PSUs that included potential for maximum vesting of 54,166 PSUs, and (ii) 10,834 RSUs. The RSUs are scheduled to vest in 1/2 increments on each of March 1, 2022 and March 1, 2023. 5,417 RSUs vested on March 1, 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021 to December 31, 2022 performance period. The PSUs are included in in this table at actual performance levels.

(4) On September 7, 2021, Mr. FitzGerald was awarded (i) 23,334 target number of PSUs that included potential for maximum vesting of 60,668 PSUs, and (ii) 11,666 RSUs. The RSUs are scheduled to vest in 1/3 increments on each of March 1, 2022, March 1, 2023, and March 1, 2024. 3,888 RSUs vested on March 1, 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021 to December 30, 2023 performance period.

(5) On May 15, 2022, Mr. FitzGerald was awarded (i) 29,342 target number of PSUs that included potential for maximum vesting of 76,290 PSUs, and (ii) 14,671 RSUs. The RSUs are scheduled to vest in 1/3 increments on each of March 1, 2023, March 1, 2024, and March 1, 2025. No RSUs vested as of the end of fiscal year 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2022 to December 28, 2024 performance period.

(6) On December 31, 2020, Mr. Mittelman was awarded (i) 5,000 target number of PSUs that included potential for maximum vesting of 12,500 PSUs, and (ii) 2,500 RSUs. The RSUs are scheduled to vest in 1/2 increments on each of March 1, 2022 and March 1, 2023. 1,250 RSUs vested on March 1, 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021 to December 31, 2022 performance period. The PSUs are included in in this table at actual performance levels.

(7) On September 7, 2021, Mr. Mittelman was awarded (i) 5,000 target number of PSUs that included potential for maximum vesting of 13,000 PSUs, and (ii) 2,500 RSUs. The RSUs are scheduled to vest in 1/3 increments on each of March 1, 2022, March 1, 2023, and March 1, 2024. 833 RSUs vested on March 1, 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021 to December 30, 2023 performance period.

(8) On May 15, 2022, Mr. Mittelman was awarded (i) 7,634 target number of PSUs that included potential for maximum vesting of 19,848 PSUs, and (ii) 3,817 RSUs. The RSUs are scheduled to vest in 1/3 increments on each of March 1, 2023, March 1, 2024, and March 1, 2025. No RSUs vested as of the end of fiscal year 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2022 to December 28, 2024 performance period.

(9) On December 31, 2020, Mr. Lindsay was awarded (i) 5,000 target number of PSUs that included potential for maximum vesting of 12,500 PSUs, and (ii) 2,500 RSUs. The RSUs are scheduled to vest in 1/2 increments on each of March 1, 2022 and March 1, 2023. 1,250 RSUs vested on March 1, 2022. The PSU component of the award provide that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021 to December 31, 2022 performance period. The PSUs are included in in this table at actual performance levels.

(10) On September 7, 2021, Mr. Lindsay was awarded (i) 4,666 target number of PSUs that included potential for maximum vesting of 12,132 PSUs, and (ii) 2,334 RSUs. The RSUs are scheduled to vest in 1/3 increments on each of March 1, 2022, March 1, 2023, and March 1, 2024. 778 RSUs vested on March 1, 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021 to December 30, 2023 performance period.

(11) On May 15, 2022, Mr. Lindsay was awarded (i) 6,440 target number of PSUs that included potential for maximum vesting of 16,746 PSUs, and (ii) 3,221 RSUs. The RSUs are scheduled to vest in 1/3 increments on each of March 1, 2023, March 1, 2024, and March 1, 2025. No RSUs vested as of the end of fiscal year 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2022 to December 28, 2024 performance period.

(12) On February 15, 2021, Mr. Pool was awarded (i) 5,666 target number of PSUs that included potential for maximum vesting of 14,166 PSUs, and (ii) 2,834 RSUs. The RSUs are scheduled to vest in 1/2 increments on each of March 1, 2022 and March 1, 2023. 1,417 RSUs vested on March 1, 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021 to December 31, 2022 performance period. The PSUs are included in in this table at actual performance levels.

(13) On September 7, 2021, Mr. Pool was awarded (i) 5,834 target number of PSUs that included potential for maximum vesting of 15,168 PSUs, and (ii) 2,916 RSUs. The RSUs are scheduled to vest in 1/3 increments on each of March 1, 2022, March 1, 2023, and March 1, 2024. 972 RSUs vested on March 1, 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021 to December 30, 2023 performance period.

(14) On May 15, 2022, Mr. Pool was awarded (i) 9,542 target number of PSUs that included potential for maximum vesting of 24,810 PSUs, and (ii) 4,771 RSUs. The RSUs are scheduled to vest in 1/3 increments on each of March 1, 2023, March 1, 2024, and March 1, 2025. No RSUs vested as of the end of fiscal year 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2022 to December 28, 2024 performance period.

(15) On February 15, 2021, Mr. Spittle was awarded (i) 5,334 target number of PSUs that included potential for maximum vesting of 13,334 PSUs, and (ii) 2,666 RSUs. The RSUs are scheduled to vest in 1/2 increments on each of March 1, 2022 and March 1, 2023. 1,333 RSUs vested on March 1, 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021 to December 31, 2022 performance period. The PSUs are included in in this table at actual performance levels.

(16) On September 7, 2021, Mr. Spittle was awarded (i) 5,834 target number of PSUs that included potential for maximum vesting of 15,168 PSUs, and (ii) 2,916 RSUs. The RSUs are scheduled to vest in 1/3 increments on each of March 1, 2022, March 1, 2023, and March 1, 2024. 972 RSUs vested on March 1, 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2021 to December 30, 2023 performance period.

(17) On May 15, 2022, Mr. Spittle was awarded (i) 9,542 target number of PSUs that included potential for maximum vesting of 24,810 PSUs, and (ii) 4,771 RSUs. The RSUs are scheduled to vest in 1/3 increments on each of March 1, 2023, March 1, 2024, and March 1, 2025. No RSUs vested as of the end of fiscal year 2022. The PSU component of the award provides that shares may be earned based on the achievement of Adjusted EPS growth and EV growth per share performance targets with respect to the January 2, 2022 to December 28, 2024 performance period.

Stock Vested for Fiscal Year 2022

The following table sets forth the aggregate amounts received or realized in connection with the vesting of stock awards under the LTIP during the 2022 fiscal year by each of the Named Executive Officers. There were no stock option exercises by the Named Executive Officers during the 2022 fiscal year.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Timothy J. FitzGerald[1]	39,305	6,907,975
Bryan E. Mittelman[2]	8,748	1,537,463
Martin M. Lindsay[3]	8,693	1,527,878
James K. Pool III[4]	9,054	1,590,793
Steven P. Spittle[5]	8,970	1,576,154

(1) 5,000 shares of time-based restricted stock that were awarded on August 9, 2019, vested on March 10, 2022. 25,000 shares of performance-based restricted stock that were awarded on August 9, 2019, vested on February 28, 2022. 5,417 RSUs that were awarded on December 30, 2020 vested on March 1, 2022. 3,888 RSUs that were awarded on September 7, 2021 vested on March 1, 2022.

(2) 1,111 shares of time-based restricted stock that were awarded on August 9, 2019, vested on March 10, 2022. 5,554 shares of performance-based restricted stock that were awarded on August 9, 2019, vested on February 28, 2022. 1,250 RSUs that were awarded on December 30, 2020 vested on March 1, 2022. 833 RSUs that were awarded on September 7, 2021 vested on March 1, 2022.

(3) 1,111 shares of time-based restricted stock that were awarded on August 9, 2019, vested on March 10, 2022. 5,554 shares of performance-based restricted stock that were awarded on August 9, 2019, vested on February 28, 2022. 1,250 RSUs that were awarded on December 30, 2020 vested on March 1, 2022. 778 RSUs that were awarded on September 7, 2021 vested on March 1, 2022.

(4) 1,111 shares of time-based restricted stock that were awarded on August 2, 2019, vested on March 10, 2022. 5,554 shares of performance-based restricted stock that were awarded on August 2, 2019, vested on February 28, 2022. 1,417 RSUs that were awarded on February 15, 2021 vested on March 1, 2022. 972 RSUs that were awarded on September 7, 2021 vested on March 1, 2022.

(5) 1,111 shares of time-based restricted stock that were awarded on August 2, 2019, vested on March 10, 2022. 5,554 shares of performance-based restricted stock that were awarded on August 2, 2019, vested on February 28, 2022. 1,333 RSUs that were awarded on February 15, 2021 vested on March 1, 2022. 972 RSUs that were awarded on September 7, 2021 vested on March 1, 2022.

Potential Payments Upon Termination or Change in Control

Under Employment Agreements

Timothy J. FitzGerald

During the term of Mr. FitzGerald's employment agreement, as described above under the heading "Employment Agreements with Named Executive Officers," Mr. FitzGerald's employment can be terminated by the Company or MM or by Mr. FitzGerald at any time, or by the death of Mr. FitzGerald.

If Mr. FitzGerald's employment is terminated by the Company for reasons other than "cause" (as defined in the employment agreement), or by Mr. FitzGerald due to a material diminution of his duties, or due to his death or disability, Mr. FitzGerald would be entitled to a pro-rata share of any incentive compensation under the VCIP that would otherwise have been payable to him based on actual performance had he remained employed by the Company until the last day of the fiscal year. In addition, if the Company terminates Mr. FitzGerald's employment without cause, or if Mr. FitzGerald terminates his employment due to a material diminution of his duties, Mr. FitzGerald would be entitled to (i) a lump sum payment equal to three times the sum of (x) his annual base salary as in effect immediately prior to the date of termination and (y) an amount equal to the greater of (I) the amount of his annual incentive bonus with respect to the full calendar year immediately prior to the year of termination and (II) the average of his annual incentive bonuses for each of the three calendar years immediately prior to the year of termination,

and (ii) continued coverage under any medical, dental, vision, disability and life insurance program or policy maintained by the Company for twenty-four months at the active employee cost.

If any amount payable to Mr. FitzGerald is deemed under the Internal Revenue Code to be made in connection with a change in control of the Company and would result in imposition of an excise tax, the employment agreement provides that Mr. FitzGerald's payments will be reduced to an amount that would not result in the imposition of an excise tax, to the extent such reduction would result in a greater after-tax benefit to Mr. FitzGerald.

Under Equity Incentive Plans

In the event of a termination of employment by the Company other than for cause (with respect to Messrs. FitzGerald, Mittelman, Lindsay, Pool and Spittle), or resignation due to a diminution of duties (with respect to Mr. FitzGerald), a portion of the time-based component of any outstanding share awards would immediately vest on a pro-rata basis. Further, the performance-based component of any outstanding restricted stock or PSU award will vest in that number of shares or PSUs that would have vested based on actual performance, pro-rated for the number of days of

the relevant performance period through the date of termination. Any remaining shares that do not vest are forfeited.

In the event of a "change in control" (as defined in the PSU and RSU agreements), all of the RSUs, to the extent not already vested, would immediately vest as of the date of such change of control. The PSU award would immediately vest in the greater of

(i) the target number of PSUs or (ii) the number of PSUs that would have vested based on actual performance measured immediately prior to the date of the change of control as determined by the Compensation Committee. Any remaining PSUs that do not vest are forfeited.

Quantification

The tables below illustrate the potential payments to each Named Executive Officer under each of the circumstances discussed above. The tables assume that the terminations or change in control, as applicable, took place on December 31, 2022, the last day of our 2022 fiscal year, and are based on the applicable executive's current employment terms and the closing value of our common stock on December 30, 2022, the last trading day of our 2022 fiscal year, which was $133.90 per share.

Name	Type of Payment	Involuntary Termination Without Cause	Voluntary Termination due to Material Diminution of Duties	Change in Control
Timothy J. FitzGerald	Cash Severance	$ 10,085,157	$ 10,085,157	$ 10,085,157[1]
	Benefits	$ 34,707[2]	$ 34,707[2]	$ 34,707[2]
	Accelerated Vesting of RSUs or PSUs	$ 8,194,546[3]	$ 8,194,546[3]	$ 13,685,651[3]
	Total	**$ 18,314,410**	**$ 18,314,410**	**$ 23,805,515**
Bryan E. Mittelman	Cash Severance	$ —	$ —	$ —
	Accelerated Vesting of RSUs or PSUs	$ 1,905,910[4]	$ —	$ 3,262,875[4]
	Total	**$ 1,905,910**	**$ —**	**$ 3,262,875**
Martin M. Lindsay	Cash Severance	$ —	$ —	$ —
	Accelerated Vesting of RSUs or PSUs	$ 1,788,770[5]	$ —	$ 2,963,609[5]
	Total	**$ 1,788,770**	**$ —**	**$ 2,963,609**
James K. Pool III	Cash Severance	$ —	$ —	$ —
	Accelerated Vesting of RSUs or PSUs	$ 2,238,183[6]	$ —	$ 3,906,399[6]
	Total	**$ 2,238,183**	**$ —**	**$ 3,906,399**
Steven P. Spittle	Cash Severance	$ —	$ —	$ —
	Accelerated Vesting of RSUs or PSUs	$ 2,182,481[7]	$ —	$ 3,850,696[7]
	Total	**$ 2,182,481**	**$ —**	**$ 3,850,696**

(1) This potential payment upon change in control assumes that upon such change in control Mr. FitzGerald's employment also was terminated by the Company without cause or there was a voluntary termination due to material diminution of duties. In the event of a change in control not including a qualifying termination, Mr. FitzGerald would be entitled to $1,950,000, which is a payment equal to the short-term incentive for the year of the assumed change in control.

(2) In the event of involuntary termination without cause or voluntary termination due to material diminution of duties, Mr. FitzGerald is entitled to receive continued coverage under any medical, dental, vision, disability and life insurance program or policy maintained by the Company on terms and conditions no less favorable than those applicable to senior executive officers of the Company from time to time (including with respect to payment for the costs thereof) for twenty-four (24) months. This row estimates the value of this benefit.

(3) Includes 21,666 PSUs and 5,417 RSUs that were granted on December 31, 2020. Includes 23,334 PSUs and 7,778 RSUs that were granted on September 7, 2021. Includes 29,342 PSUs and 14,671 RSUs that were granted on May 15, 2022. In the event of a change of control, such RSUs, to the extent not then vested, would immediately vest in full, such PSUs would immediately vest in the greater of (i) the number of PSUs that would vest at the target level of performance and (ii) the number of PSUsthat would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee, and such PSUs are estimated in this table to immediately vest at the target number of PSUs. In the event of a termination without cause by the Company or by Mr. FitzGerald due to a material diminution in duties, the RSUs would immediately vest in that number of RSUs that were granted, pro-rated for the period of time employed by the Company during the relevant performance period, and (ii) such PSUs would immediately vest in that number of PSUs that would vest based on actual performance measured as of the end of the performance period, pro-rated for the number of days worked through the date of termination. For purposes of this table, these PSUs were valued at target performance.

(4)   Includes 5,000 PSUs and 1,250 RSUs that were granted on December 31, 2020. Includes 5,000 PSUs and 1,667 RSUs that were granted on September 7, 2021. Includes 7,634 PSUs and 3,817 RSUs that were granted on May 15, 2022. In the event of a change of control, such RSUs, to the extent not then vested, would immediately vest in full, and such PSUs would immediately vest in the greater of (i) the number of PSUs that would vest at the target level of performance and (ii) the number of PSUs that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee, and such PSUs are estimated in this table to immediately vest at the target number of PSUs. In the event of a termination without cause by the Company, the RSUs would immediately vest in that number of shares of RSUs that were granted, pro-rated for the period of time employed by the Company during the relevant performance period, and (ii) such PSUs would immediately vest in that number of PSUs that would vest based on actual performance measured as of the end of the performance period, pro-rated for the number of days worked through the date of termination. For purposes of this table, these PSUs were valued at target performance.

(5)   Includes 5,000 PSUs and 1,250 RSUs that were granted on December 31, 2020. Includes 4,666 PSUs and 1,556 RSUs that were granted on September 7, 2021. Includes 6,440 PSUs and 3,221 RSUs that were granted on May 15, 2022. In the event of a change of control, such RSUs, to the extent not then vested, would immediately vest in full, and such PSUs would immediately vest in the greater of (i) the number of PSUs that would vest at the target level of performance and (ii) the number of PSUs that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee, and such PSUs are estimated in this table to immediately vest at the target number of PSUs. In the event of a termination without cause by the Company, the RSUs would immediately vest in that number of shares of RSUs that were granted, pro-rated for the period of time employed by the Company during the relevant performance period, and (ii) such PSUs would immediately vest in that number of PSUs that would vest based on actual performance measured as of the end of the performance period, pro-rated for the number of days worked through the date of termination. For purposes of this table, these PSUs were valued at target performance.

(6)   Includes 5,666 PSUs and 1,417 RSUs that were granted on February 15, 2021. Includes 5,834 PSUs and 1,944 RSUs that were granted on September 7, 2021. Includes 9,542 PSUs and 4,771 RSUs that were granted on May 15, 2022. In the event of a change of control, such RSUs, to the extent not then vested, would immediately vest in full, and such PSUs would immediately vest in the greater of (i) the number of PSUs that would vest at the target level of performance and (ii) the number of PSUs that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee, and such PSUs are estimated in this table to immediately vest at the target number of PSUs. In the event of a termination without cause by the Company, the RSUs would immediately vest in that number of shares of RSUs that were granted, pro-rated for the period of time employed by the Company during the relevant performance period, and (ii) such PSUs would immediately vest in that number of PSUs that would vest based on actual performance measured as of the end of the performance period, pro-rated for the number of days worked through the date of termination. For purposes of this table, these PSUs were valued at target performance.

(7)   Includes 5,334 PSUs and 1,333 RSUs that were granted on February 15, 2021. Includes 5,834 PSUs and 1,944 RSUs that were granted on September 7, 2021. Includes 9,542 PSUs and 4,771 RSUs that were granted on May 15, 2022. In the event of a change of control, such RSUs, to the extent not then vested, would immediately vest in full, and such PSUs would immediately vest in the greater of (i) the number of PSUs that would vest at the target level of performance and (ii) the number of PSUs that would otherwise vest based on actual performance measured immediately prior to the change of control, as determined by the Compensation Committee, and such PSUs are estimated in this table to immediately vest at the target number of PSUs. In the event of a termination without cause by the Company, the RSUs would immediately vest in that number of shares of RSUs that were granted, pro-rated for the period of time employed by the Company during the relevant performance period, and (ii) such restricted performance stock or PSUs would immediately vest in that number of shares or PSUs that would vest based on actual performance measured as of the end of the performance period, pro-rated for the number of days worked through the date of termination. For purposes of this table, these PSUs were valued at target performance.

CEO Compensation Pay Ratio for Fiscal Year 2022

We monitor the relationship between the compensation of our executive officers and the compensation of our non-managerial employees. For 2022, Mr. FitzGerald's total compensation of $9,402,045 was approximately 209 times the total compensation of a median employee, $45,060. We identified the median employee using base salary and bonus payments (i.e., cash-based compensation) for all individuals, excluding Mr. FitzGerald, who were employed by Middleby on December 31, 2022 (whether employed on a full time, part-time, seasonal, or temporary basis). After identifying the median employee, we calculated annual total compensation for such employee using the same methodology we use to determine Mr. FitzGerald's compensation for the Summary Compensation Table.

Middleby is a global company with a total employee population of approximately 11,268 employees as of December 31, 2022. This total is made up of approximately 6,272 U.S-based employees and approximately 4,996 employees located in 23 jurisdictions outside of the U.S. Our employee population studied to determine the median employee consisted of approximately 11,268 individuals.

Pay Versus Performance

Set forth below are certain disclosures related to executive compensation and company performance using selected financial performance measures required by Item 402(v) of Regulation S-K. The table below discloses: (i) the total compensation paid (as reported in the Summary Compensation Table ("SCT")) and the compensation actually paid ("CAP") to the individuals who served as the Company's CEO; (ii) the average of the total compensation paid (as reported in the SCT) and the average CAP to the individuals who served as non-CEO NEOs; (iii) the cumulative total shareholder return of the Company and peer group cumulative total shareholder return; (iv) net income; (v) Adjusted EBITDA, and (vi) Adjusted EPS. CAP is calculated in the manner required by Item 402(v) of Regulation S-K.

Please refer to the Compensation Discussion and Analysis for a discussion of the Company's executive compensation policies and programs and an explanation of the Company's executive compensation review process.

Year	Summary Compensation Table Total for CEO	Compensation Actually Paid to CEO[1][2][7]	Average Summary Compensation Table Total for Non-CEO NEOs	Average Compensation Actually Paid to Non-CEO NEOs[1][2][7]	Value of Initial Fixed $100 Investment Based on:		Net Income (in thousands)	Adjusted EBITDA (in thousands)	Adjusted EPS (per share)[6]
					Total Shareholder Return	Peer Group Total Shareholder Return[3]			
2022	$ 9,402,045	$ 7,174,921	$ 3,353,429	$ 2,801,501	$ 122.26	$ 122.60	$ 436,569	$ 853,408	$ 9.10
2021	$ 9,406,995	$ 15,006,040	$ 3,580,324	$ 4,894,970	$ 179.66	$ 138.08	$ 488,492	$ 712,574	$ 7.94
2020	$ 5,345,193	$ 5,864,185[4][5]	$ 1,219,490	$ 1,387,825[4][5]	$ 117.71	$ 111.99	$ 207,294	$ 483,893	$ 4.96

(1) The "Compensation Actually Paid" amounts in these columns are calculated in the manner required by Item 402(v) of Regulation S-K. However, they do not represent the actual amount of compensation the Company considers to be earned by or paid to the NEOs during the applicable year.

In particular, with respect to long-term equity incentive awards, "compensation actually paid" does not represent amounts actually paid to the NEO or necessarily the value that will ultimately be realized under long-term equity incentive awards. Rather, it primarily reflects the change in fair market value of equity awards during the applicable year, including for unvested awards subject to the achievement of performance targets in future years. Given the methodology under which CAP is required to be calculated, these amounts are subject to significant fluctuation based on stock price volatility and varying levels of projected and actual achievement with respect to PSU awards.

(2) The table below sets forth the amounts deducted from and added to SCT total compensation to calculate CAP to the CEO and average CAP to the non-CEO NEOs:

Adjustments		2022		2021		2020	
		CEO	Average of Non-CEO NEOs	CEO	Average of Non-CEO NEOs	CEO	Average of Non-CEO NEOs
Total Compensation from SCT	$	9,402,045 $	3,353,429 $	9,406,995 $	3,580,324 $	5,345,193 $	1,219,490
Less, Change in Pension Value reported in SCT	$	— $	— $	— $	— $	— $	—
Plus, service cost	$	— $	— $	— $	— $	— $	—
Plus, prior service cost for plan amendment or new plan	$	— $	— $	— $	— $	— $	—
Less, value of Stock Awards and Option Awards reported in SCT	$	(6,465,950) $	(1,826,751) $	(6,678,831) $	(2,109,142) $	(4,363,011) $	(671,233)
Plus, year-end fair value of Stock Awards and Option Awards granted during year that are outstanding and unvested at year-end	$	6,025,086 $	1,702,199 $	7,681,123 $	2,654,606 $	4,363,011 $	671,233
Plus, change in year-end fair value of Stock Awards and Option Awards granted in any prior year that are outstanding and unvested at year-end	$	(1,988,655) $	(447,526) $	4,400,104 $	708,502 $	577,635 $	198,016
Plus, change in year-end fair value as of vesting date of any Stock Awards and Option Awards granted in any prior year that vested during covered year	$	202,395 $	20,150 $	196,650 $	60,680 $	(58,644) $	(29,682)
Less, fair value at end of prior year of Stock Awards and Option Awards that failed to meet applicable vesting conditions during year	$	— $	— $	— $	— $	— $	—
Plus, dividends or other earnings paid on Stock Awards and Option Awards during year prior to vesting if not otherwise included in total compensation for year	$	— $	— $	— $	— $	— $	—
Compensation Actually Paid	$	7,174,921 $	2,801,501 $	15,006,040 $	4,894,970 $	5,864,185 $	1,387,825

(3) The peer group used in this Pay Versus Performance table is the Peer Group the Compensation Committee confirmed was appropriate as a reference for 2022 pay determinations, as further described in the Compensation Discussion & Analysis.

(4) Amounts earned by our NEOs as annual cash-based incentive compensation for fiscal year 2019 were paid in shares of Middleby common stock to conserve cash as part of the Company's strategic plan to respond to the initial stages of the COVID-19 pandemic. These shares were awarded on March 25, 2020, after the completion of the Company's fiscal year-end audit and after the Compensation Committee certified that the 2019 VCIP goals had been attained. The number of shares awarded to each NEO was determined by dividing the aggregate value of such NEO's bonus payable for fiscal year 2019 performance by the closing price of our stock on March 25, 2020, and vested immediately upon issuance. This compensation was included as Non-Equity Incentive Plan Compensation for fiscal year 2019 in the Summary Compensation Table, and accordingly was not included in the calculation of CAP for fiscal year 2020.

(5) On April 10, 2020, the CEO and each of the NEOs elected to forego portions of base salary in respect of fiscal year 2020 as part of the Company's strategic plan to respond to the initial stages of the COVID-19 pandemic. In lieu of such foregone base salary, the Compensation Committee determined to award the CEO and each of the NEOs a grant of restricted stock, which grant had an aggregate grant date fair value equal to the amount of such foregone salary. The restricted stock vested in full on December 28, 2020. This compensation was included as Base Salary for fiscal year 2020 in the Summary Compensation Table, and accordingly was not included in the stock award adjustment portion of the calculation of CAP for fiscal year 2020.

(6) Pursuant to Item 402(v) of Regulation S-K, we determined Adjusted EPS to be the most important financial performance measure used to link company performance to CAP to our CEO and other NEOs in 2022. This performance measure may not have been the most important financial performance measure for years 2021 and 2020 and we may determine a different financial performance measure to be the most important such measure in future years. See Appendix A for a discussion of this non-GAAP measure.

(7) Mr. Timothy J. FitzGerald is the only CEO reflected in the Pay Versus Performance Table. For fiscal years 2022 and 2021, Messrs. Bryan E. Mittelman, Martin M. Lindsay, James K. Pool III, and Steven P. Spittle are the other NEOs reflected in the Pay Versus Performance Table. For fiscal year 2020, Messrs. David Brewer, Bryan E. Mittelman and Martin M. Lindsay are the other NEOs reflected in the Pay Versus Performance Table.

Relationship Between Compensation Actually Paid and Performance Measures

The charts below provide a graphic description of the relationships between (x) CAP to our CEO and CAP to our Non-CEO NEOs and (y) (i) our total shareholder return and our peer group's total shareholder return; (ii) our net income; (iii) our Adjusted EBITDA and (iv) our Adjusted EPS.



Compensation Actually Paid Versus Adjusted EBITDA



Compensation Actually Paid Versus Adjusted EPS



Most Important Financial Measures

The table below contains an unranked list of the most important financial performance measures used to link compensation actually paid to the NEOs to Company performance. Measures that were used to link executive compensation to Company performance are further described in the Compensation Discussion & Analysis.

Most Important Financial Measures
EBITDA$
EBITDA%
Adjusted EPS Growth
Enterprise Value Growth (Less Net Debt) Per Share

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of shares of Middleby common stock as of March 17, 2023, by each person known by the Company to be the beneficial owner of more than five percent of our common stock, each director and each nominee for director, each Named Executive Officer for fiscal year 2022, and all current directors and executive officers as a group. Unless otherwise indicated below, the address for each person listed below is c/o The Middleby Corporation, 1400 Toastmaster Drive, Elgin, Illinois 60120.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Of Class
Directors, Director Nominees, and Executive Officers:		
Timothy J. FitzGerald	363,954[1]	*
Bryan E. Mittelman	22,709	
Martin M. Lindsay	83,897	*
James K. Pool III	30,824	*
Steven P. Spittle	24,553	*
Sarah Palisi Chapin	6,460	*
Cathy McCarthy	7,925	*
John R. Miller III	11,880	*
Robert E. Nerbonne	20,207	*
Gordon O'Brien	38,960	*
Nassem Ziyad	10,845	*
All directors, nominees and executive officers of the Company (11 individuals)	622,214	1.16%
Other 5% Holders:		
The Vanguard Group	5,036,521[2]	9.38%
100 Vanguard Boulevard Malvern, PA 19355		
Blackrock	4,566,011[3]	8.51%
55 East 52nd Street New York, NY 10055		
Select Equity Group, L.P.	4,536,791[4]	8.45%
380 Lafayette Street, 6th Floor New York, NY 10003		
Wellington Management Group LLP	4,219,845[5]	7.86%
/co Wellington Management Company LLP 280 Congress Street Boston, MA 02210		

*   Indicates beneficial ownership of less than 1%.

(1)   Includes 20,000 shares held by Mr. FitzGerald's spouse as trustee, 56,250 shares held by Mr. FitzGerald as trustee, and 25,200 shares held by Mr. FitzGerald's spouse and children.

(2)   Based on a Schedule 13G/A filed with the SEC on February 9, 2023, by The Vanguard Group, The Vanguard Group beneficially owns 5,036,521 shares and has (a) sole voting power with respect to 0 shares, (b) shared voting power with respect to 18,526 shares, (c) sole dispositive power with respect to 4,965,519 shares, and (d) shared dispositive power with respect to 71,002 shares.

(3)   Based on a Schedule 13G/A filed with the SEC on February 3, 2023, by Blackrock, Inc., Blackrock, Inc. beneficially owns 4,566,011 shares and has (a) sole voting power with respect to 4,450,887 shares and (b) sole dispositive power with respect to 4,566,011 shares.

(4)   Based on a Schedule 13G filed with the SEC on February 14, 2023, by Select Equity Group, L.P. beneficially owns 4,536,791 shares and has (a) shared voting power with respect to 4,536,791 shares and (b) shared dispositive power with respect to 4,536,791 shares.

(5)   Based on a Schedule 13G/A filed with the SEC on February 6, 2023, by Wellington Management Group LLP, Wellington Management Group LLP beneficially owns 4,219,845 shares and has (a) shared voting power with respect to 3,640,094 shares and (b) shared dispositive power with respect to 4,219,845 shares.

Equity Compensation Plan Information

The following table sets forth information with respect to securities authorized for issuance under our equity compensation plans as of December 31, 2022.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) (#)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (c)
Equity compensation plans approved by security holders	1,097,186[1] $	—[2]	1,367,271[3]
Total	**1,097,186**	**—**	**1,367,271**

(1)   Indicates the number of RSUs and PSUs that were outstanding under the LTIP as of December 31, 2022. The PSUs have been calculated based on the maximum outcome of the applicable performance conditions, including maximum TSR modifier.

(2)   There is no exercise price associated with the RSUs and PSUs. Accordingly, the weighted average exercise price does not take these awards into account.

(3)   Represents shares issuable as of December 31, 2022 under the LTIP, the only equity compensation plan under which shares were available for grant of equity compensation awards.

Delinquent Section 16(a) Reports

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, the Company's directors and executive officers and any person that beneficially owns more than ten percent of the Company's common stock are required to report their beneficial ownership and any changes in that ownership to the SEC and the NASDAQ. These reports are required to be submitted by specified deadlines, and the Company is required to report in this proxy statement any failure by directors, officers and beneficial owners of more than ten percent of its common stock to file such reports on a timely basis during the Company's most recent fiscal year or, in the case of such a failure that has not previously been so disclosed, prior fiscal years.

Based solely on a review of the copies of reports furnished to the Company during and with respect to the year ended December 31, 2022, and written representations from certain of the Company's directors and executive officers, the Company does not know of any failure by its executive officers, directors and beneficial owners of more than ten percent of its common stock to file on a timely basis any reports required by Section 16(a) for the year ended December 31, 2022, and, to the extent applicable for purposes of this disclosure, prior fiscal years.

Proposal No. 3
Advisory Vote on Frequency of Holding Advisory Vote on Executive Compensation

Every six years, we are required by SEC rules to include in this proxy statement an advisory (non-binding) vote as to whether the Company should hold an advisory vote on executive compensation every one, two or three years.

We are asking stockholders to vote for a frequency of "ONE YEAR" for the advisory vote on executive compensation.

This vote is advisory and therefore not binding on the Company, the Compensation Committee or the Board. However, the Board and the Compensation Committee value the opinion of Middleby stockholders. The Board and the Compensation Committee will consider the views of our stockholders expressed through the advisory vote and, based on the results of the vote, the Compensation Committee will evaluate whether any actions are necessary to address stockholder concerns.

Vote Required for Approval; Board Recommendation

Generally, the vote of a majority of votes cast at the meeting, at which a quorum is present, is necessary for advisory approval of a proposal. However, because this vote is advisory in nature, if no one single choice (one, two or three years) receives a total majority of the votes, the option receiving the highest number of votes will be considered the option chosen by the stockholders. Although this vote is advisory in nature and does not require any action by the Company or the Compensation Committee, the Company strongly encourages all stockholders to vote on this matter.

✓ *THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "ONE YEAR" FOR AN ADVISORY VOTE ON EXECUTIVE COMPENSATION.*

Proposal No. 4
Ratification of Selection of Independent Public Accountants

Ernst & Young LLP served as independent public accountants for the Company for the fiscal year ended December 31, 2022. The Audit Committee has selected Ernst & Young LLP to continue to provide audit services for the current fiscal year ending December 30, 2023. Accordingly, the Board recommends that stockholders ratify the selection of Ernst & Young LLP as the Company's independent auditor for the current fiscal year. Representatives of Ernst & Young LLP are expected to attend the annual meeting, to make a statement if they desire to do so, and to be available to respond to appropriate questions.

Vote Required for Approval; Board Recommendation

The vote of a majority of votes cast at the Annual Meeting is necessary to approve the proposal to ratify the selection of Ernst & Young LLP as the Company's independent public accountants.

✓ *THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP.*

Report of the Audit Committee

The Audit Committee conducts its oversight activities for the Company to fulfill its duties and responsibilities outlined in the Audit Committee charter.

For the fiscal year ended December 31, 2022, the Audit Committee has reviewed and discussed the audited financial statements and internal controls over financial reporting with management and the Company's independent registered public accounting firm, Ernst & Young, LLP.

The Audit Committee has discussed with the Company's independent registered public accounting firm the matters that are required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees, as modified or supplemented, by the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee has also received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable PCAOB rules regarding Ernst & Young's communication with the Audit Committee concerning independence, and held discussions with Ernst & Young regarding independence.

Based on the review and discussions outlined above, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

The Middleby Corporation Audit Committee
Cathy McCarthy, Chairperson
Gordon O'Brien, and
Nassem Ziyad

Audit Firm Fee Summary

		2022		2021
Audit Fees—Fees for the annual financial statement and internal control audits, reviews of the Company's quarterly reports on Form 10-Q, and services normally provided by the independent auditor in connection with statutory and regulatory filings	$	4,891,100	$	4,145,000
Audit-Related Fees—Fees for the assurance and related services that are associated with the performance of the audit or interim financial statement review and are not reported under audit fees	$	12,700	$	111,400
Tax Fees—Fees for tax compliance	$	7,800	$	8,700
—Fees for assistance with tax audits and tax planning	$	60,000	$	133,600
All Other Fees	$	—	$	—

All of the services described in Audit Fees, Audit-Related Fees, Tax Fees, and All Other Fees were pre-approved by the Audit Committee.

The Audit Committee has considered whether the provision of non-audit services by the Company's principal auditor is compatible with maintaining the independence of the Company's public accountants.

The Audit Committee charter provides that the Audit Committee must pre-approve all audit and permitted non-audit services to be performed by the independent auditor (subject to the de minimis exceptions under applicable law, rules, and regulations). However, the Audit Committee may delegate to one or more designated committee members the authority to grant such pre-approvals. The decisions of any member to whom such authority is delegated will be presented to the full Audit Committee at its next regularly scheduled meeting. In determining whether to pre-approve permitted non-audit services, the Audit Committee (or the members with authority to pre-approve) must consider whether the auditor's performance of such services is compatible with independence.

Information About the Annual Meeting

Who can attend and vote at the Annual Meeting?

Stockholders of record at the close of business on March 17, 2023 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. On the Record Date, there were 53,685,200 outstanding shares of Middleby common stock. In deciding all questions at the Annual Meeting, each stockholder will be entitled to one vote for each share held on the Record Date. Please note that if you hold your shares through a bank, broker or other nominee, you must obtain a legal proxy from such nominee, if you want to vote at the meeting.

If you wish to submit a question, you may do so during the meeting at www.virtualshareholdermeeting.com/MIDD2023. Only stockholders with a valid control number will have access to ask questions during the meeting. Questions pertinent to meeting matters will be answered during the meeting as time allows. If we receive substantially similar written questions, we may group such questions together and provide a single response to avoid repetition and allow time for additional questions.

If you experience technical difficulties, please contact the technical support telephone number posted on www.virtualshareholdermeeting.com/MIDD2023.

What are the quorum requirements for the meeting?

The election inspectors appointed for the Annual Meeting will determine the presence of a quorum and tabulate the votes cast. The presence, in person or represented by proxy, of the holders of a majority of the shares of Middleby common stock outstanding and entitled to vote will constitute a quorum that enables us to transact business at the meeting. Abstentions and broker non-votes will be included in determining whether we have a quorum. For information on broker non-votes, see *"What is a broker non-vote?"* below.

What proposals will be voted on at the meeting, and what is the vote required to pass?

The following table shows information about the four proposals we will consider at the meeting.

Proposal	Board voting recommendation	Vote required to pass
Election of directors	**FOR** all nominees	Election of each individual director requires the vote of a majority of the votes cast
Advisory vote to approve executive compensation	**FOR**	Majority of the votes cast
Advisory vote on frequency of holding advisory vote on approving executive compensation	**ONE YEAR**	Option receiving largest number of votes
Ratification of the independent public accountants	**FOR**	Majority of the votes cast

For each proposal we will consider only votes actually cast, whether in person or by proxy. Abstentions and broker non-votes will not have any effect on the results.

What is a broker non-vote?

If you are not a registered owner of Middleby stock—meaning you own your shares through a bank, broker, or other nominee—you are considered a "beneficial owner." Your nominee is the registered owner of your stock, but you are entitled to tell your nominee how to vote your shares. In some cases, your nominee can vote your shares without instructions. At our Annual Meeting, nominees can use their discretion to vote on the proposal regarding the ratification of the auditors even if they don't have instructions from the beneficial owners. On all other matters—the election of directors and the advisory approval of executive compensation—nominees cannot vote without instructions from the beneficial owners. A broker non-vote occurs when a broker does not have discretionary authority or voting instructions as to certain shares to vote on a particular matter.

How can I vote?

If you own shares in your own name, you may vote in one of the following ways:

- visit the website shown on your Notice of Internet Availability of Proxy Materials or proxy card to vote electronically
- follow the instructions on your Notice of Internet Availability of Proxy Materials or proxy card to vote by telephone
- if you requested printed proxy materials, sign and return the proxy card using the postage-paid envelope provided
- virtually attend the Annual Meeting and vote in person

If you own shares through a bank, broker or other nominee, please follow the instructions provided by such nominee to ensure your votes are executed. If you wish to vote your shares virtually in person at the Annual Meeting, you must obtain a legal proxy from your nominee. Please contact your bank, broker or other nominee for more information.

How will my shares be voted if I submit a proxy before the Annual Meeting?

Properly executed proxies will be voted in the manner directed by the stockholder. Any proxies submitted without voting instructions will be voted as follows:

- FOR the election of each of the nominees as a director of the Company;
- FOR the approval, on an advisory basis, of the 2022 compensation of the Company's named executive officers;
- FOR the approval, on an advisory basis, of ONE YEAR for the frequency of holding the advisory vote on compensation of the Company's named executive officers, and
- FOR the ratification of the selection of Ernst & Young LLP as the Company's independent public accountants for the fiscal year ending December 30, 2023.

As of the date of this Proxy Statement, the Board knows of no other business that will be presented for consideration at the Annual Meeting. If other proper matters are presented at the meeting, the proxy holders named in the enclosed form of proxy are authorized to take such actions as they deem appropriate.

If I vote or give my proxy in advance, can I change my mind?

You can revoke your proxy at any time before it is voted by giving written notice to the Secretary of the Company, either prior to the meeting (at the Company's Elgin Illinois address) or at the meeting if you virtually attend in person. You also can submit a new proxy, which will revoke a prior-dated proxy.

Why didn't I receive a printed copy of the proxy materials?

As permitted by SEC rules, we have elected to provide access to our proxy materials and 2022 Annual Report online instead of sending all stockholders a full set of printed proxy materials. We believe that electronic delivery provides you with prompt access to our proxy materials, lowers our costs of printing and delivering proxy materials, and minimizes the environmental impact of printing paper copies. You should have already received the Notice of Internet Availability of Proxy Materials containing instructions on how to access the proxy materials and vote. If you would like to receive a printed copy of our proxy materials, follow the instructions for requesting such materials set forth on the Notice of Internet Availability of Proxy Materials.

Several members of my family own Middleby stock. Why didn't we each receive proxy materials?

SEC rules permit us to deliver one Notice of Internet Availability of Proxy Materials to a single address that is shared by two or more stockholders. This delivery method, known as "householding," can result in significant cost savings. We have delivered only one Notice of Internet Availability of Proxy Materials to multiple stockholders who share an address unless we received contrary instructions from an affected stockholder before the mailing date. We will deliver promptly, upon request, a separate copy of the Notice of Internet Availability of Proxy Materials to any stockholder at a shared address to which a single copy of the notice was delivered. If you prefer to receive separate copies of the Notice of Internet Availability of Proxy Materials for the upcoming meeting or all future meetings of the stockholders, contact Broadridge Financial Solutions, Inc. at 866-540-7095 or in writing at Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future Notices of Internet Availability of Proxy Materials for your household for all future meetings of the stockholders, please contact Broadridge Financial Solutions, Inc. at the above phone number or address.

Who is paying for this proxy solicitation?

This solicitation of proxies is made by the Company, and the Company is responsible for all associated expenses. Proxies may be solicited on behalf of the Company by directors, officers, and employees of the Company by mail, telephone, or electronically. The Company will reimburse brokers and others holding common stock as nominees for their expenses in sending proxy materials to the beneficial owners and obtaining their proxies.

How can I submit a proposal for inclusion in the Company's proxy materials for next year's annual meeting?

Under SEC rules, a stockholder who intends to present a proposal at the 2024 Annual Meeting and who wishes the proposal to be included in our proxy statement for that meeting pursuant to Rule 14a-8 under the Exchange Act must submit the proposal in writing to the Secretary of the Company at the Company's principal executive offices at 1400 Toastmaster Drive, Elgin Illinois, 60120. The proposal must be received no later than December 2, 2023 (120 days before March 31, 2024, the one-year anniversary of the anticipated mailing date of this Proxy Statement).

How can I submit other proposals and a candidate for the Board for next year's annual meeting?

Under our Bylaws, written notice of (i) proposals intended to be presented by a stockholder at the 2024 Annual Meeting, but that are not intended for inclusion in our proxy statement for that meeting pursuant to Rule 14a-8, and (ii) nominees for the election of directors intended to be made by a stockholder at the 2024 Annual Meeting, must be delivered to the Secretary of the Company at the Company's principal executive offices at 1400 Toastmaster Drive, Elgin, Illinois, 60120 between January 17, 2024, and February 16, 2024. However, if the 2024 Annual Meeting is called for a date that is not within thirty days before or after May 16, 2024, your proposal or nomination must be received not later than the close of business on the tenth day following the day on which notice of the date of the 2024 Annual Meeting was mailed or public disclosure of the date of that annual meeting was made, whichever first occurs. Such advance notice deadline will also be the deadline for a proposal to be considered "timely" for purposes of Rule 14a-4(c) under the Exchange Act. To be in proper written form, such a notice must set forth the information prescribed in the Company's Bylaws.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our Board of Directors' nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act in accordance with the advance notice procedure as described above.

By Order of the Board of Directors

MARTIN M. LINDSAY
Chief Risk and Administration Officer, Treasurer and Secretary

Dated: **March 31, 2023**

Annex A

Non-GAAP Financial Measures

The Company supplements its consolidated financial statements presented on a GAAP basis with the non-GAAP financial information provided in this Proxy Statement to provide investors with greater insight, increase transparency and allow for a more comprehensive understanding of the information used by management in its financial and operational decision-making. The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP, and the financial results prepared in accordance with GAAP and reconciliations from these results should be carefully evaluated. In addition, the non-GAAP financial measures included in this proxy statement do not have standard meanings and may vary from similarly titled non-GAAP financial measures used by other companies.

The Company believes that the adjusted net earnings per share measure is useful as a supplement to its GAAP results of operations to evaluate certain aspects of its operations and financial performance, and its management team primarily focuses on non-GAAP items in evaluating performance for business planning purposes. The Company also believes that this measure assists it with comparing its performance between various reporting periods on a consistent basis, as it removes from operating results the impact of items that, in its opinion, do not reflect its core operating performance including, for example, intangibles amortization expense, impairment charges, restructuring expenses, and other charges which management considers to be outside core operating results.

The Company believes that free cash flow is an important measure of operating performance because it provides management and investors a measure of cash generated from operations that is available for mandatory payment obligations and investment opportunities, such as funding acquisitions, repaying debt and repurchasing our common stock.

The Company believes that its presentation of these non-GAAP financial measures is useful because it provides investors and securities analysts with the same information that Middleby uses internally for purposes of assessing its core operating performance. Additional information regarding these non-GAAP financial measures is available in the Company's Form 8-K filed with the SEC on February 21, 2023 and in other Company filings with the SEC.

Reconciliation of Net Earnings Per Share (a GAAP Measure) to Adjusted Net Earnings Per Share (a Non-GAAP Measure)

	Diluted per share				
	2022 ($)	2021 ($)	2020 ($)	2019 ($)	2018 ($)
Net earnings	7.95	8.62	3.76	6.33	5.70
Amortization	1.70	1.46	1.31	1.18	1.10
Amortization of discount on convertible notes			0.13		
Restructuring expenses	0.18	0.14	0.22	0.19	0.35
Acquisition related adjustments		0.07	0.05	0.05	0.10
Facility consolidation related expenses		0.02	0.06	0.10	
Net periodic pension benefit (other than service costs & curtailment)	(0.78)	(0.8)	(0.73)	(0.54)	(0.68)
Merger termination fee, net deal costs		(1.59)			
Curtailment loss			0.27	0.02	
Gain on sale of plant		(0.01)	(0.04)		
Impairments			0.28		
Charitable support to Ukraine	0.02				
Discrete tax adjustments		(0.33)			
Gain on litigation settlement				(0.27)	
Former Chairman & CEO transition costs				0.18	
Income tax effect of pre-tax adjustments	0.34	0.17	(0.35)	(0.22)	(0.22)
Adjustment for shares excluded due to anti-dilution effect on GAAP net earnings	0.12	0.19			
Adjusted net earnings	9.10	7.94	4.96	7.02	6.35

(1) Includes amortization of deferred financing costs and convertible notes issuance costs.
(2) Adjusted diluted weighted average number of shares was calculated based on excluding the dilutive effect of shares to be issued upon conversion of the notes to satisfy the amount in excess of the principal since the company's capped call offsets the dilutive impact of the shares underlying the convertible notes. The calculation of adjusted diluted earnings per share excludes the principal portion of the convertible notes as this will always be settled in cash.

Reconciliation of Cash Flow from Operating Activities (a GAAP Measure) to Free Cash Flow (a Non-GAAP Measure)[3]

	2022 ($)	2021 ($)	2020 ($)	2019 ($)	2018 ($)
Cash flow from operations	332,552	423,399	524,785	377,425	368,914
Less: Capital expenditures, net	(67,289)	(40,261)	(20,702)	(46,609)	(36,040)
Free cash flow	265,263	383,138	504,083	330,816	332,874

(3) Amounts in thousands.

Reconciliation of Operating Income (a GAAP Measure) to Adjusted EBITDA (a Non-GAAP Measure)[4]

	2022 ($)	2021 ($)	2020 ($)	2019 ($)	2018 ($)
Operating Income	639,604	629,992	324,431	514,043	445,966
Depreciation	44,619	42,681	39,086	37,852	35,782
Amortization	86,282	75,785	68,961	63,964	59,977
Restructuring expenses	9,716	7,655	12,375	10,480	19,332
Facility consolidation related expenses		993	3,530	5,662	
Acquisition related adjustments	13,852	4,186	2,552	2,783	5,823
Merger termination fee, net deal costs		(90,285)			
Charitable support to Ukraine	967				
Stock compensation	58,368	42,330	19,613	8,133	2,497
Gain on sale of plant		(763)	(1,982)		
Impairments [5]			15,327		
Gain on litigation				(14,839)	
Former Chairman and CEO transition costs				10,116	
Adjusted EBITDA	853,408	712,574	483,893	638,194	569,377

(4) Amounts in thousands.
(5) Includes impairment of intangible assets, fixed assets, and assets held for sale.

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Middleby.com

1400 Toastmaster Drive
Elgin, IL 60120